.5/1

08002752

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Rye Patch Gold Corp.

*CURRENT ADDRESS 1170 West Hastings St.
Vancouver, British Columbia
V6E 2K3

**FORMER NAME

**NEW ADDRESS

BEST AVAILABLE COPY

PROCESSED
MAY 28 2008
THOMSON REUTERS

ILE NO. 82- 35199

FISCAL YEAR 12/31/06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
F 14A	(PROXY)	☐			

OICF/BY: GBS

DAT : 5/22/08

082-35199 ARIS 12-31-06

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise

THIS PROSPECTUS CONSTITUTES A PUBLIC OFFERING OF THESE SECURITIES ONLY IN THOSE JURISDICTIONS WHERE THEY MAY BE LAWFULLY OFFERED FOR SALE AND THEREIN ONLY BY PERSONS PERMITTED TO SELL SUCH SECURITIES. THESE SECURITIES HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT") OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OF AMERICA OR ITS TERRITORIES OR POSSESSIONS (THE "UNITED STATES") AND, SUBJECT TO CERTAIN EXCEPTIONS, MAY NOT BE OFFERED, SOLD, PLEDGED, TRANSFERRED, OR OTHERWISE DISPOSED OF, DIRECTLY OR INDIRECTLY, WITHIN THE UNITED STATES OR TO OR FOR THE ACCOUNT OR BENEFIT OF ANY "U.S. PERSON" (AS DEFINED IN REGULATION S UNDER THE 1933 ACT) OR ANY PERSON WITHIN THE UNITED STATES EXCEPT IN TRANSACTIONS EXEMPT FROM REGISTRATION UNDER THE 1933 ACT AND UNDER THE SECURITIES LAWS OF ANY APPLICABLE STATE. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THESE SECURITIES OFFERED HEREBY WITHIN THE UNITED STATES, ITS TERRITORIES OR POSSESSIONS OR TO OR FOR THE ACCOUNT OR BENEFIT OF A U.S. PERSON OR PERSON WITHIN THE UNITED STATES. SEE "PLAN OF DISTRIBUTION".

PROSPECTUS

Initial Public Offering | **June 21, 2007**

Rye Patch GOLD CORP.

#1740 – 1177 West Hastings Street
Vancouver, British Columbia, Canada V6E 2K3
Telephone: 604-638-1588
Facsimile: 604-638-1589

Offering of 8,000,000 Units at $0.50 Per Unit for Gross Proceeds of $4,000,000

Rye Patch Gold Corp. (the "Company") is offering (the "Offering") to the public through its agent, Pacific International Securities Inc. (the "Agent"), 8,000,000 units of the Company ("Units") at a price of $0.50 per Unit for aggregate gross proceeds of $4,000,000 (the "Offering"). Each Unit consists of one common share of the Company (each, a "Common Share") and one-half of a transferable common share purchase warrant (each, a "Warrant"). Each whole Warrant will entitle the holder thereof to acquire one additional Common Share ("Warrant Share") at an exercise price of $0.75 per Warrant Share for a period of two years following the issuance date of the related Warrant. See "Description of Securities Distributed" and "Plan of Distribution". The price per Unit was determined by negotiation between the Company and the Agent.

	Price	Agent's Commission(1)	Net Proceeds to the Company(2)
Per Unit	$0.50	$0.035	$0.465
Total	$4,000,000	$280,000	$3,720,000

(1) The Company has agreed to pay the Agent a commission (the "Commission") equal to 7% of the gross proceeds of the Offering and a corporate finance fee (the "Corporate Finance Fee") in the amount of $25,000 plus GST (of which $12,500 plus GST has been paid and is non-refundable) and reimburse the Agent for its expenses in connection with the Offering (for which the Company has paid a deposit of $20,000). The Agent may elect to receive the Commission and Corporate Finance Fee in cash or, in whole or in part, in Units at a deemed issue price of $0.50 per Unit. The Company will also grant the Agent a non-transferable compensation option ("Compensation Option") to purchase that number of Common Shares equal to 9% of the total number of Units sold under the Offering at a price of $0.50 per Common Share for a period of two years from closing of the Offering.

(2) From which the Company will pay the remaining expenses of the Offering, estimated at $150,000 (including the Corporate Finance Fee, the Agent's expenses, including its legal expenses, and the expenses of the Company).

(3) The Company has granted the Agent an option (the "Over-allotment Option"), exercisable by the Agent in whole or in part upon giving written notice to the Company not less than 48 hours prior to the closing of the Offering, to increase the size of the Offering by an additional 2,000,000 Units. If the Over-allotment Option is exercised in full, the "Total Price", "Agent's Commission" and "Net Proceeds to the Company" will be $5,000,000, $350,000 and $4,650,000, respectively. See "Plan of Distribution".

This prospectus qualifies the distribution of the Common Shares and Warrants comprising the Units offered for sale pursuant to the Offering, the grant of the Over-allotment Option and the distribution of the Units sold pursuant to the exercise thereof. This prospectus also qualifies the distribution of the Agent's Compensation Option and, in the event the Agent elects to receive its Commission and the Corporate Finance Fee in Units, the issuance of the Common Shares and Warrants comprising such Units.

This Offering is being made to the public concurrently in the Provinces of British Columbia, Alberta and Ontario. See "Plan of Distribution".

The Agent, as agent on behalf of the Company, conditionally offers the Units, subject to prior sale, on a commercially reasonable efforts basis, if, as and when issued and delivered by the Company in accordance with the terms and conditions contained in the Agency Agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters on behalf of the Company by Koffman Kalef LLP and on behalf of the Agent by McCullough O'Connor Irwin LLP. See "Plan of Distribution".

Subscriptions for Units will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. All subscription funds received will be returned to the subscribers by the Agent without interest, set-off or deduction if this Offering is not fully subscribed on or before the earlier of: (a) the day that is 90 days after the date a receipt is issued for the (final) prospectus; or (b) August 31, 2007 or such later date as the Company and the Agent may agree and the securities regulatory authorities may approve (the "Closing Date"). The Agent, pending the closing of the Offering, will hold all subscription funds received pursuant to the terms of the Agency Agreement. If the Offering is not fully subscribed by the Closing Date, the subscription proceeds received by the Agent in connection with the Offering will be returned to subscribers without interest or deduction unless such subscribers have otherwise instructed the Agent that they still wish to subscribe for Units under the Offering. Certificates representing the Common Shares and Warrants comprising the Units will be available for delivery on or about closing.

The TSX Venture Exchange has conditionally approved listing of the Common Shares and listing of the Warrants comprising the Units. Listing is subject to the Company fulfilling all of the requirements of the TSX Venture Exchange, including distribution of these securities to a minimum number of public securityholders.

Investment in the securities being offered involves a high degree of risk and investors should not invest any funds in the Offering unless they can afford to lose their entire investment. See "Risk Factors".

There is no market through which these securities may be sold and purchasers may not be able to resell securities purchased under this prospectus.

AGENT:

PACIFIC INTERNATIONAL SECURITIES INC.
Suite 1900, 666 Burrard Street
Vancouver, British Columbia
V6C 3N1

<u>TABLE OF CONTENTS</u>

CURRENCY AND METRIC EQUIVALENTS

All dollar amounts ($) are in Canadian dollars unless otherwise specified. References to "US$" in this prospectus refer to United States dollars. As at June 20, 2007, the Bank of Canada noon rate of exchange per U.S.$1.00 was $1.06 Canadian dollars.

For ease of reference, the following conversion factors are provided:

1 mile	=	1.6093 kilometres
1 foot	=	0.3048 metre
1 acre	=	0.4047 hectare
1 troy ounce	=	31.1035 grams
1 ton	=	0.9072 tonnes
1 gram per tonne	=	0.0291 ounces per ton
1 square mile	=	2.59 square kilometres (259 hectares)

GLOSSARY OF TECHNICAL TERMS AND ABBREVIATIONS

The terms and abbreviations in the left-side column and used in this prospectus have the meaning assigned to them in the right-side column in the table below:

"alteration"	Chemical and mineralogical changes in a rock mass resulting from reaction with hydrothermal fluids or increases in pressure and temperature
"anomalous"	A sample or location at which either (i) the concentration of an element(s) or (ii) a geophysical measurement is significantly different from (generally higher than) the average background concentrations in an area
"anomaly"	A geological feature, especially in the subsurface, distinguished by geological, geophysical or geochemical means, which is different from the general surroundings and is often an indication of potential economic value
"assay"	An analysis to determine the quantity of one or more elemental components
"Au"	Gold
"Au/ton"	Ounces of gold per short ton of ore
"bonanza"	A mining term where gold grades are generally in excess of 0.50 ounces per ton or 16 grams per tonne
"breccia"	A coarse-grained clastic rock, composed of angular broken rock fragments
"carbonate"	A rock consisting of carbonate minerals, such as limestone or dolomite
"chalcopyrite"	A mineral composed of copper, iron, and sulphur ($CuFeS_2$)
"deposit"	A mineralized body which has been physically delineated by sufficient drilling, trenching, and/or underground work, and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures. Such a deposit does not qualify as a commercially mineable ore body or as containing reserves or ore, unless final, legal, technical and economic factors are resolved
"down-dip"	A direction downwards and parallel to the dip of a structure or rock unit

"fault"	A fracture or a fracture zone in crustal rocks along which there has been displacement of the two sides relative to one another parallel to the fracture. The displacement may be a few inches or many miles long
"fracture"	A break in a rock, usually along a flat or gently curved surface
"geophysical survey"	The use of one or more geophysical methods such as electrical, gravity or magnetic to determine the physical properties of the rock
"grab sample"	A sample of a single rock or selected rock chips collected from within a restricted area of interest
"grade"	The concentration of an ore metal in a rock sample, given either as weight per cent for base metals (e.g. Cu, Zn, Pb) or in grams per tonne (g/t) or ounces per short ton *(oz/t)* for gold, silver, and platinum group metals
"Grams/tonne"	grams of gold per tonne of rock sampled
"Hg"	Mercury
"hydrothermal"	Pertaining to the deposition or formation by magmatic hot water
"intervals"	A preset selection of units or subdivisions
"Jurassic"	In the Mesozoic era, the period of geological time between the Triassic and Cretaceous periods, lasting from about 210 to 140 million years ago
"leach pad"	A pad onto which ore is placed for leaching by cyanide
"mafic"	A rock type consisting predominantly of calcium-rich plagioclase feldspar and silicates of iron and magnesium, with little quartz or potassium feldspar
"metallurgical testing"	Testing of mineralized rock or ore to determine appropriate mineral extraction method and recovery rate for its mineral content
"Mesozoic"	A geological era from 245 to 65 million years ago, and including the Triassic, Jurassic and Cretaceous periods
"mineralization"	The concentration of metals and their chemical compounds within a body of rock
"NSR"	Net smelter royalty
"ore"	A natural aggregate of one or more minerals which, at a specified time and place, may be mined and sold at a profit or from which some part may be profitably separated
"outcrop"	An exposure of bedrock at the earth's surface
"pediment"	The gravel covered portion between a mountain range and a valley
"porphyry"	An igneous rock of any composition that contains conspicuous phenocrysts in a fine-grained groundmass; a porphyritic igneous rock
"ppm"	Parts per million
"pyrite"	A mineral composed of iron and sulfur (FeS_2)

"quartz"	A common rock-forming mineral (SiO_2) also known as silica
"reverse circulation drilling"	The circulation of bit-coolant and cuttings-removal liquids, drilling fluid, mud, air or gas down the borehole outside the drill rods and upward inside the drill rods
"Sb"	Antimony
"sedimentary"	Pertaining to or containing sediment; e.g., sedimentary deposit or a sedimentary complex
"silicification"	The introduction of, or replacement by, silica, generally resulting in the formation of fine-grained quartz, chalcedony, or opal, which may fill pores and replace existing minerals
"Silver to Gold Ratio"	A ratio of a silver assay (in ounces per ton or grams per tonne) divided by a gold assay (in ounces per ton or grams per tonne). The resulting value is used to define the geologic feeder zone of the gold and silver mineralization
"stockwork"	A three dimensional network of closely spaced planar to irregular veinlets
"strata"	A sheet like body or layer of sedimentary rock visually separable from other layers above and below
"Tertiary"	A geological time interval covering the time span between approximately 65 million to 1.8 million years ago
"Vein, veinlet"	A tabular mineral deposit formed in or adjacent to faults or fractures by the deposition of minerals from hydrothermal fluids
"VLF"	Very low frequency type geophysical survey

ELIGIBILITY FOR INVESTMENT

In the opinion of Koffman Kalef LLP, counsel for the Company, the Common Shares, if, as and when listed on a prescribed stock exchange (which includes Tier 2 of the TSX Venture Exchange), will be qualified investments under the *Income Tax Act* (Canada) for a trust governed by a registered retirement savings plan, a registered retirement income fund, a deferred profit sharing plan or a registered education savings plan (collectively referred to as "Deferred Income Plans"). It is the position of the Canada Revenue Agency that shares are to be considered listed on a prescribed stock exchange only when an unqualified as opposed to conditional listing of the shares exists and the shares are posted for trading. We understand that it is the practice of the TSX Venture Exchange to conditionally list shares that have been issued pursuant to an initial public offering for up to 48 hours prior to the listing becoming unconditional. As a result, until all of the conditions for listing of the Common Shares have been satisfied and the Common Shares are posted for trading, the Common Shares may not be qualified investments for Deferred Income Plans. A Warrant will be a qualified investment for Deferred Income Plans if, as, and when the Warrant and the Common Shares underlying the Warrants are listed on a prescribed stock exchange.

SUMMARY OF PROSPECTUS

The following is a summary of the principal features of this distribution and should be read together with the more detailed information and financial data and statements contained elsewhere in this prospectus. Capitalized terms not defined in this summary will have the meaning provided on the cover page or elsewhere in this prospectus.

The Company: Rye Patch Gold Corp. was incorporated on April 13, 2006 under the laws of the Province of British Columbia. In this prospectus, a reference to the "Company" means Rye Patch Gold Corp. and, where applicable and as the context requires, includes Rye Patch Gold US Inc., its wholly-owned subsidiary.

The Company is a mineral exploration company engaged in the acquisition of interests in, and the exploration and development of mineral resource properties. The properties of the Company are located in the State of Nevada, U.S.A. The Company's principal assets are its interests in the Wilco Property. The principal minerals being targeted by the Company are gold, silver and copper. See "The Wilco Property" and "Other Properties".

Mineral Resource Estimate: A mineral resource estimate is provided for the Colado deposit of the Wilco Property. The mineral resource estimates identified below have been estimated by Mine Development Associates, Inc. ("MDA") in accordance with the standards adopted by the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Council in August 2000, as amended, and prescribed by the Canadian Securities Administrators' National Instrument 43-101 *Standards of Disclosure for Mineral Projects* ("NI 43-101"). The mineral resources expressed in the table below are based on the technical report dated November 30, 2006 (amended and restated) titled "Summary Report and Exploration Proposal on the Wilco Project, Pershing County, Nevada" (the "Technical Report").

Colado Resource Tabulation

Resource	Tons	oz Au/t	oz Au
Indicated:	4,750,000	0.032	150,000
Inferred:	660,000	0.027	18,000

The stated resource is based on a gold grade cutoff of 0.015 oz Au/ton for all oxide mineralization and 0.03 oz Au/ton for all sulphide mineralization. No mineralized material within the carbonaceous siltstone is included within the reported resource due to the significant metallurgical difficulties associated with this material and the overall low grade of mineralization.

Offering: 8,000,000 Units. Each Unit consists of one Common Share and one-half of a Warrant. Each whole Warrant will entitle the holder to acquire one additional Common Share at an exercise price of $0.75 per Common Share for a period of two years following the issuance date of the related Warrant. See "Plan of Distribution".

Amount: $4,000,000

Price: $0.50 per Unit

Over-allotment Option: The Company has granted the Agent an Over-allotment Option to increase the size of the Offering by an additional 2,000,000 Units. See "Plan of Distribution".

Use of Proceeds: The estimated net proceeds from the sale of Units will be $3,720,000 and, together with the working capital of the Company as at May 31, 2007 of approximately $400,000, the Company will have available funds of $4,120,000, of which approximately $1,209,100 will be used to carry out the Phase I program on the Wilco Property. Over the 12 month period following the completion of the Offering, the aggregate general and administrative expenses of the Company are expected to be $789,000. The remaining costs of the Offering (which includes the balance of the Corporate Finance Fee) are estimated to be $150,000. See "Use of Proceeds".

Risk Factors: An investment in the Common Shares offered hereby is speculative and involves a high degree of risk that should be considered by potential investors. An investment in the Common Shares should only be undertaken by those persons who can afford the total loss of their investment. These risks include, without limitation, the following:

No Proven or Probable Reserves – Currently, the Company does not have any proven or probable reserves on any of its properties.

No Revenue – To date, the Company has not recorded any revenues from its operations nor has the Company commenced commercial production on any of its properties. There can be no assurance that the Company will generate any revenues or that the assumed levels of expenses will prove to be accurate.

Title to Properties – The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to properties may be disputed and additional amounts may be payable to surface rights owners in connection with any development or mining activity. Approximately 35% of the Company's mineral rights are on privately owned lands, and approximately 65% of the Company's mineral rights consist of "unpatented" mining claims on public lands owned and administered by the United States government. Mining claims are initiated and maintained in accordance with the U.S. General Mining Law of 1872. Unpatented mining claims are generally considered to present greater title risk than private real property interests. In recent years, the U.S. Congress has considered a number of proposed amendments to the General Mining Law. If ever adopted, such legislation could, among other things, impose royalties on mineral production from unpatented mining claims located on federal lands and reduce estimates of the Company's future mineral resources and the amount of the Company's future exploration and development activity on federal lands.

Non-Availability of Insurance – The Company maintains certain insurance, however, that insurance contains exclusions and limitations on coverage. There can be no assurance that such insurance will continue to be available, will be available at economically acceptable premiums or will be adequate to cover any resulting liability. In some cases, coverage is not available or considered too expensive relative to the perceived risk.

Loss of Key Employees – The Company depends on a number of key employees, the loss of any one of whom could have an adverse effect on the Company.

Additional Funding Requirements – With the proceeds of the Offering, the Company will have sufficient financial resources to undertake its presently planned exploration and development Phase I programs. Further exploration on, and development of, the Company's mineral resource properties may require additional capital and there can be no assurances that such funding will be available in the future.

Conflicts of Interest – Conflicts of interest may arise as a result of the directors and officers of the Company also holding positions as directors or officers of other companies which are in the business of mineral exploration and development.

Enforcement of Legal Rights – The Company may be subject to the exclusive jurisdiction of foreign courts in the event of a dispute arising at the Company's foreign operations, and may not be successful in subjecting foreign persons to the jurisdiction of Canadian courts.

Exploration and Mining Risks – Few properties that are explored are ultimately developed into producing mines. Unusual or unexpected formations, fires, power outages, labour disruptions, flooding, explosions, cave-ins, land slides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs. Substantial expenditures are required to establish mineral reserves through drilling, to develop metallurgical processes to extract the metal from mineral resources and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining.

Permits – The Company cannot be certain that it will receive the necessary permits on acceptable terms or at all, in order to conduct further exploration and to develop its properties. The failure to obtain such permits, or delays in obtaining such permits, could adversely affect the operations of the Company.

Resource Estimates – Although the mineral resource figures included herein have been carefully prepared, reviewed or verified by independent mining experts, these amounts are estimates only and no assurance can be given that any particular level of recovery of gold or other mineral from resources will in fact be realized or that an identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be economically exploited.

Third Party Discretion – The Company has an agreement with Newmont relating to the Wilco Property. Under the terms of the agreement, Newmont may elect to enter into a joint venture with the Company, after which Newmont will manage the operations of the Wilco Property and the Company will no longer have decision-making authority over the Wilco Property. If Newmont elects not to enter into a joint venture with the Company, the Company may be obligated to purchase all of Newmont's interest in the Wilco Property.

Regulatory Requirements – Mining operations, development and exploration activities are subject to extensive laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, environmental protection and remediation (also see below), protection of endangered and protected species, mine safety, toxic substances and other matters, changes to which are beyond the Company's control, and the violation of which could, among other things, materially adversely affect the Company's operations, business and financial results.

Environmental Matters – All of the Company's operations are subject to environmental regulations which can make operations expensive or prohibit them altogether. To the extent the Company is subject to environmental liabilities, the payment of such liabilities or the costs that it may incur to remedy environmental pollution could have a material adverse effect on the Company. The Company has not purchased insurance for environmental risks because it is not generally available at a reasonable price.

Competition – Competition may result in the Company being unable to acquire desired properties or to acquire the capital necessary to fund its operations and develop its properties.

Ability to Attract and Retain Qualified Personnel – Recruiting and retaining qualified personnel is critical to the Company's success. There can be no assurance that the Company will be successful in attracting and retaining qualified personnel.

Absence of Public Trading Market – Currently there is no public market for the Common Shares, and there can be no assurance that an active market for the Common Shares will develop or be sustained after this Offering. Securities of gold exploration companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. The market price of the Common Shares at any given point in time may decline below the initial public offering price and may not accurately reflect the Company's long-term value.

Gold and Silver Price Volatility – The profitability of the Company's operations if production commences will be significantly affected by changes in the gold and silver price.

Foreign Currency Risks - Fluctuations in exchange rates between the Canadian dollar and other currencies may affect the results of operations and financial position of the Company.

See "Risk Factors" for more details on the above.

Summary Financial Information

The selected financial information set out below is based on and derived from the audited financial statements for the Company, and should be read in conjunction with the financial statements which are attached to this prospectus:

	Three Months Ended March 31, 2007 (Audited)	**From April 13, 2006 to December 31, 2006 (Audited)**
Total Operating Revenues	Nil	Nil
Total Non-Operating Revenues	$3,269	$9,302
Total Expenses	$247,278	$403,845
Net Loss	$244,009	$394,543
Net Loss per Share – basic and fully diluted	$0.03	$0.03
Total Assets	$948,460	$1,330,914
Long Term Liabilities	Nil	Nil
Total Liabilities	$88,163	$46,963
Cash Dividends declared per Share	Nil	Nil
Shareholders Equity	$860,297	$1,283,951

CORPORATE STRUCTURE

Rye Patch Gold Corp. was incorporated on April 13, 2006 under the British Columbia Business Corporation Act ("BCA").

The Company's head office is located at #1740 – 1177 West Hastings Street Vancouver, British Columbia, Canada V6E 2K3 and the Company's registered and records office and its address for service in Canada is 19th Floor, 885 West Georgia Street, Vancouver, British Columbia, Canada V6C 3H4.

In this prospectus, a reference to the "Company" means Rye Patch Gold Corp. and, where applicable and as the context requires, includes Rye Patch Gold US Inc., the Company's wholly-owned subsidiary. Rye Patch Gold US Inc. was incorporated on April 18, 2006 under the laws of the State of Nevada, U.S.A.

THE BUSINESS OF THE COMPANY

Description and General Development

The Company is engaged in the business of acquiring, exploring and, if warranted, developing mineral properties in the State of Nevada, United States. Its objective is to locate and develop economic precious metal properties of merit. The principal minerals targeted by the Company are gold, silver and copper.

Acquisition of Wilco Property

The Company's principal asset is the Wilco property (the "Wilco Property"), which the Company holds pursuant to an exclusive lease and sublease from Newmont USA Limited, doing business as Newmont Mining Corporation ("Newmont") and, in respect of one claim (the Valley View claim), the Company holds pursuant to a lease from H&M Mining, Inc. and certain individuals.

Newmont originally leased and subleased all of its interests in the Wilco Property to North American Diversified Resources Corporation ("NADR") pursuant to an agreement made effective as of December 15, 2005 (the "Wilco Agreement") between Newmont and NADR. Pursuant to an agreement dated for reference April 20, 2006 (the "Assignment Agreement"), NADR subsequently assigned all of its right, title and interest in and to the Wilco Agreement to the Company, in consideration for 5,000,000 Common Shares (which were issued by the Company on the effective date of the assignment) and US$150,000 in cash (of which US$25,000 has been paid and the balance payable upon the listing of the Company's shares on a stock exchange in North America). The Company, NADR and a third party later agreed to cancel 2,500,000 of the 5,000,000 Common Shares originally issued to NADR.

Under the Wilco Agreement, the Company is to make minimum expenditures on the Wilco Property totalling US$3,000,000 (the "Minimum Expenditures") as follows: US$600,000 by December 15, 2007 (this obligation is a firm commitment on the part of the Company); US$100,000 by December 15, 2008; US$500,000 by December 15, 2009; and US$1,800,000 by December 15, 2010. If the Company fails to make the Minimum Expenditures by the applicable deadlines, it must, in order to maintain its interest, pay Newmont 150% of the amount of such deficit in cash, in satisfaction of the applicable minimum expenditure for such period.

During the term of the Wilco Agreement, the Company shall, commencing on December 15, 2011, and for each anniversary date thereafter, pay to Newmont an annual rent of US$84,714.40 (the "Annual Rent"), unless the Company is able to expend a minimum of US$500,000 on the Wilco Property during the preceding anniversary year. The Annual Rent will escalate each year by the percentage change in the prior calendar year's seasonally adjusted Consumer Price Index for All Urban Consumers (CPI-U) U.S. City Average, as published by the U.S. Bureau of Labor Statistics.

Newmont may elect to enter into a joint venture with the Company (the "JV Option") covering the Wilco Property and any property held by the Company within the delineated area of interest (collectively, the "JV Property") at any time during the term of the Wilco Agreement until the 120th day after the date on which the Company delivers to Newmont a notice containing a positive feasibility study.

If Newmont elects to exercise the JV Option, the parties shall, within 90 days of such election, negotiate in good faith and enter into a joint venture agreement ("JV Agreement") covering the JV Property, with the initial participating interests of Newmont and the Company being 60% and 40%, respectively. As its initial contribution under the joint venture, Newmont shall, subject to its right to withdraw from the venture, incur expenditures totalling US$15,000,000 (the "Phase I Earn-in Expenditures") by the 8th anniversary date of the execution of the JV Agreement. Newmont may elect to earn an additional 10% participating interest (for a total individual interest of 70%) by giving such notice of election to the Company within 90 days after completing the Phase I Earn-in Expenditures and incurring additional expenditures of US$5,000,000 on the JV Property (the "Phase II Earn-in Expenditures"). Newmont will have complete discretion as to the location, extent and timing of all work to be performed for the Phase I Earn-in Expenditures and Phase II Earn-in Expenditures. Upon execution of the JV Agreement, the Wilco Agreement will terminate and the Company will not be required to make any further Minimum Expenditures to maintain its interest in the property.

After Newmont's completion of the applicable earn-in expenditures, the parties will be required to fund future expenditures in proportion to their participating interests, where the failure to do so will result in a party's participating interest being subject to straight-line dilution until such party's participating interest falls below 10%, in which case the defaulting party shall relinquish its participating interest in return for a 1% net smelter returns royalty.

Newmont will be the manager of the joint venture for so long as it maintains a 50% participating interest. Upon completing the applicable earn-in expenditures, Newmont will earn a management fee of (i) 10% of the joint venture exploration expenditures during exploration (except for invoices exceeding US$50,000, in which case the fee would be 5% for the amount over US$50,000); (ii) 5% of the joint venture development expenses during mine development; and (iii) US$7.00 per ounce of gold produced from the JV Property during production (adjusted to reflect the manager's actual cost experience after production commences).

If Newmont elects not to exercise the JV Option, fails to elect the JV Option within the prescribed time or elects to exercise the JV Option and subsequently elects not to complete the Phase I Earn-in Expenditures, Newmont shall sell all of its interest in the Wilco Property, and the Company shall purchase all of Newmont's interest for the aggregate purchase price of US$2,000,000 (of which US$1,000,000 may be payable, at the sole discretion of the Company, in shares of the Company based on the closing price of such shares on a stock exchange averaged over the ten-day trading period ending on the day before the closing date). Newmont's interest in the property will then be reduced to a sliding scale 2% to 5% NSR in respect of all production of gold, silver, and platinum group metals calculated based on the monthly average price of gold, and a 3.5% NSR in respect of production from all other minerals. The Newmont NSR may be offset by any existing NSRs (to a minimum NSR payable to Newmont of 2%).

The Wilco Agreement provides that each party wishing to transfer its interest thereunder must first offer such interest to the other party (the "offered party") prior to selling it to any third party (which sale must be on terms no less favourable than those originally offered to the offered party).

The Wilco Agreement may be terminated by the Company at any time after paying the Minimum Expenditures comprising of US$600,000 and upon giving 60 days' written notice of termination. If the Company defaults under any of its obligations under the Wilco Agreement, Newmont may terminate the Wilco Agreement upon giving 60 days' written notice and, in respect of any default that may not otherwise be cured by cash payment, the failure of the Company to cure such default within a reasonable time after receiving such notice. The Wilco Agreement will also terminate if the JV Agreement is executed by the parties.

The Valley View claim, which encompasses 18 acres and forms part of the Wilco Property, was leased to the Company by H& M Mining, Inc. and various individuals on March 21, 2007. The Valley View claim lease is for an initial term of 20 years, subject to the Company's right to extend the lease for two additional terms of 20 years each, provided that the Company performs its obligations under the lease. Pursuant to the lease, the Company is to make payments totaling US$150,000 over a five year period (of which US$10,000 has been paid), with the majority of payments being made in the fourth and fifth years of the lease. The Company has an option to purchase the Valley View claim by paying the claim owners US$1,000,000, in which case, all prior payments, including royalty payments, shall be credited towards the purchase price. The Valley View claim is subject to the JV Option.

Trends

There are significant uncertainties regarding the prices of gold and silver and other minerals and the availability of equity financing for the purposes of mineral exploration and development. The price of silver, gold and other minerals has fluctuated widely in recent years and wide fluctuations are expected to continue. Apart from the risk factors, noted under "Risk Factors", management is not aware of any other trends, commitments, events or uncertainties that would have a material adverse effect on the Corporation's business, financial condition or results of operations.

THE WILCO PROPERTY

Geoffrey Goodall, P. Geo. of Global Geological Services Inc. was retained by the Company to complete a report of the Wilco Property dated November 30, 2006 (amended and restated) and titled "Summary Report and Exploration Proposal on the Wilco Project, Pershing County, Nevada" (the "Technical Report"). Certain sections of the Technical Report (which extracts are also summarized or duplicated herein) which include disclosure pertaining to the mineral resource estimates of the Colado deposit of the Wilco Property were prepared by Steven Ristorcelli, P.Geo. and Paul Tietz, C.P.Geo, both of Mine Development Associates, Inc. ("MDA").

The Technical Report was prepared in compliance with National Instrument 43-101-*Standards of Disclosure for Mineral Projects* ("NI 43-101"). Each of Messrs. Goodall, Ristorcelli and Tietz is independent of the Company and is a "qualified person" within the meaning of NI 43-101.

Information of a technical or scientific nature related to the Wilco Property set forth below and under "Summary of the Prospectus" is extracted or derived from the Technical Report. Messrs. Goodall, Ristorcelli and Tietz have given their consents for the use of extracts from the Technical Report and statements of results and opinions therein as presented in this prospectus. For full details and analysis, please see the full Technical Report, a copy of which is available on SEDAR.

Property Description and Location

The Wilco property is located in north central Nevada, approximately 100 miles northeast of Reno, Nevada near the Colado-Coal Canyon exit on the Interstate 80 freeway. Lovelock, Nevada, located six miles to the south, is the closest community to the property. The Wilco property is readily accessed by the I-80 freeway and the Coal Canyon road which transects the property. Various dirt roads and tracks provide access to much of the property area.

The Wilco property is comprised of 218 unpatented lode mining claims (of which 105 claims comprising 1,320 acres are leased to Newmont and subleased by Newmont to the Company, and one claim, the Valley View claim, comprising 18 acres, is leased to the Company by H&M Mining Inc. and various individuals) encompassing approximately 3,258 acres and approximately 5,226 acres of fee lands (of which approximately 3,986 acres are leased to Newmont and subleased by Newmont to the Company) for a total of approximately 8,484 acres.

The 105 subleased unpatented lode mining claims and 1,240 acres comprising the Wilco property are subject to a 2% net smelter returns royalty in favour of Western States Minerals Corporation. In addition, the Company is obligated to pay the owner of the 105 subleased unpatented lode mining claims a net smelter return (NSR) of between 2% and 5% (calculated based on the monthly average price of gold), and advance royalty payments of US$15,000 annually until 2012, and US$20,000 every year thereafter.

A NSR of between 1% and 3% is payable to the owners of the Valley View claim (calculated based on the price of gold as established by the London Bullion Dealers Association from time to time).

The mineral claims and private lands comprising the Wilco property are contiguous. Public lands on which the mineral claims are situated are administered by the Department of Interior's Bureau of Land Management ("BLM") under the Federal Land Policy and Management Act of 1976.

Annual mining claim maintenance fees for the annual assessment year from September 1, 2006 to August 31, 2007 have been paid.

The existing site conditions do not identify any substantial environmental liability. Any likely source of environmental liability would be the Willard Mine that operated in the 1980s to the 1990s. However, the site is closed and the state and federal agencies have closed their permits and case files.

Western States Minerals Corporation, the former operator of the Willard Mine, received the Excellence in Reclamation Award in 1994 for its remediation efforts at the Willard Mine.

Currently, there are no active environmental permits for mineral exploration or mining operations on the Wilco property. The BLM and Nevada Bureau of Mining Regulation and Reclamation permits for the Willard Mine are no longer active and are closed. There are a number of existing Rights-of-Ways (ROWs) that have been issued by the BLM in Sections 14, 26, 27, and 34 T27N, R32E, MDBM of the Wilco project area.

Prior to conducting exploration activities on the BLM-administered lands (unpatented lode mining claims) portion of the Wilco property, a Notice detailing proposed activities must be submitted to the BLM for review and approval. Should proposed surface disturbance exceed five acres or be for mining activities, a Plan of Operations would be required.

Water rights are granted by the State of Nevada, Department of Conservation and Natural Resources, Division of Water Resources. It is currently not known if there are any present water rights issued for the Wilco property area.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Wilco property covers approximately 8,484 acres in the Willard Mining District of Pershing County, Nevada. The property is readily accessed off of Interstate 80 at the Colado – Coal Canyon exit, six miles northeast of Lovelock, NV. A network of unimproved gravel roads provides good access to areas of interest on the property. The Wilco property covers the eastern side of the Humboldt River valley and the surrounding hillsides of the northerly trending West Humboldt Range. The Humboldt River occupies the center of the valley 1 ½ miles to the west of the Wilco property. Elevations range from 3,800 feet in the valley floor to 5,700 feet on the east side in the West Humboldt Range.

The Wilco region is arid to sub-arid desert, with an annual precipitation of approximately 15 centimetres. There are moderate temperature variations recorded for the Lovelock area, from a minimum of -15^0 C to a maximum of 40^0 C, although the average temperature range is -5^0 C in winter and 23^0 C in summer, with an average of 150 frost free days a year. Physical work can be conducted on the Wilco property year round.

Vegetation in the Wilco area is typical of north central Nevada. The valley floor is covered with grass, sage brush and greasewood plants while pinion pines occur sporadically on the hillsides.

The property benefits from excellent infrastructure with a railroad, national, state and county roads and electrical power transmission lines within the property base. Communities such as Lovelock, six miles to the southwest, and Winnemucca, 65 miles to the northeast, are equipment supply and service centres that can provide a good source of experienced manpower.

History

Gold (with minor copper and silver values) and antimony were produced in the Willard mine area between 1905 and 1951. The two old Willard mines produced free-milling gold from surface exposures. Antimony was produced at the Johnson-Heizer and Adriene mines. A total 527 tons of "ore" was mined at Johnson-Heizer during 1916 and 1946; the Adriene mine produced 15 tons of antimony. The Rosal mine was developed for antimony but no production was reported.

In 1979-80, the Getty Oil Company drilled thermal gradient holes to test the Colado geothermal area. In addition, 30 surface rock samples were collected and geophysical surveys were conducted. The sampling and geophysical work was inconclusive, and the area was classified as a weak geothermal system with a maximum reported temperature of 282^0F.

Freeport Exploration Company initiated mineral exploration in the Wilco project area in late 1979 and early 1980, claiming Sec.36, T28N R32E. Bear Creek Mining Company claimed Sec.26. The Southern Pacific Land Company ("SPLC") held Sec.35 and 25. Bear Creek drilled about 13 holes mainly along the range front in Sec.26 (the Homestake Mining Company had also drilled in Sec.26). In the foothills to the east, Freeport drilled 140 holes along a northeast trend near the centre of

Sec.36. SPLC drilled 37 holes in Sec.35 and 25; four holes in the pediment in NW/4 Sec.35 had detectable gold values throughout. The geology of Sec.35 was mapped at a scale of 1" = 200 ft, and 200 rock samples were analyzed for gold, silver, arsenic and mercury (results unknown).

Four years later, DeLong (May 1986) reported on the same four-section block (Sec. 25,26,35,36, T28N R32E) which was now called "the Willard project". This project was a joint venture between SPLC and Western States Minerals Corporation (operator). Work focused mainly on Willard Hill in Sec.36. More than 200 additional holes were completed, and the 1985 estimates of pittable reserves were 660,000 tons (undiluted) in four zones, averaging 0.069 oz/t gold and 0.277 oz/t silver with a strip ratio of 1.4 : 1 using a 0.03 oz Au/ton cutoff grade, with recoveries estimated at 70% to 88.5%. DeLong concluded that the Willard Hill deposit appeared too small for the corporate objectives of SPLC.

In 1987 and 1988, Santa Fe Pacific Mining Inc. ("Santa Fe") explored the range front and pediment areas to the west and north of Willard Hill, referring to this project as the Colado-Willard prospect. Work conducted included interpretation of aerial photography, geologic mapping (1" = 500 ft), rock-chip geochem, a VLF and ground-magnetics survey, soil sampling for mercury, sixteen reverse circulation ("RC") drill holes, and an IP/resistivity survey.

The 1979-80 and 1981 drilling in the Colado pediment and range front, together with the 1987 surface work, identified four general target areas to be tested by twelve drill holes: 1) a poorly exposed range front fault in pediment in NW/4 Sec.35 whose footwall was anomalous in gold values as intersected by 1981 drillholes; 2) an area of strong structural preparation and alteration in west-central Sec.26; 3) a soil mercury anomaly in central Sec.23; and 4) the NE/4 Sec.27 where altered and mineralized alluvium was noted in geothermal gradient holes. Only eleven holes were drilled due to high costs caused by hot water and steam in the drill holes. Only the second target area in west-central Sec.26 had drill holes with significant intervals of anomalous to low-grade gold values (0.01 to 0.02 oz/t Au). Five additional holes were drilled in this area, to test apparent intersections of major structures. Three of these holes had results similar to the first round of drilling, encountering widespread hydrothermal alteration as well as anomalous to low-grade gold-silver mineralization and strong trace element values (As, Sb, Hg). Mineralization seemed to be concentrated in the western portion of Sec.26 and on into Sec.27. Braginton recommended an IP/resistivity survey of this target area, whose results were reported by Lide (1988) to indicate a north-south tending zone of anomalous polarization response along the section line.

Although the 1987 drilling had defined a considerable tonnage of material in west central Sec.26 in the 0.01 to 0.02 oz/t Au range, Braginton concluded that "exploration efforts at Colado have failed in their objective of providing an immediate augmentation of reserves for Willard Hill," and recommended that the Colado pediment prospect area be split away from the Willard Hill package. The Willard Hill reserves were later mined by Western States Minerals Corporation, with pits, dumps, leach pad and process plant/pond area in the hills of Sec.36 and the E/2 Sec.35. The Colado pediment prospect was further explored as a joint venture (called the "Colado JV") between Santa Fe and Amax Exploration Inc. ("Amax").

Between March 1989 and June 1992, Amax operated the exploration program on the Colado property (called the "I-80 Project"). Amax was looking for a large tonnage, low grade, Florida Canyon type gold deposit. Previously in 1986, Amax had drilled six vertical holes in NE/4 Sec.34. By May 1989, Amax completed an additional 36 shallow, inclined (mainly -60^0 east), reverse circulation (RC) holes, most on a 200 ft grid in west-central Sec.26. This drilling led to the first calculations of the tonnage and grade of the Colado resource.

In 1990 Amax completed 20 more holes of fill-in drilling to better define high-angle mineralized structures. A second resource calculation essentially confirmed the first one.

A second round of metallurgical testing produced about 50% recovery. Amax also completed three core holes in order to compare core results with RC chip results, and to get additional samples for metallurgical testing. Column leach tests of crushed core resulted in very low (15%) recovery.

The prior resource estimates were not calculated using CIM standards on mineral resources and reserves and did not conform to current reporting practices. The prior resource estimates were not relied upon by the authors of the Technical Report for the current evaluation of the Wilco property.

In April 1992, bottle roll tests after acetone washing of core composites resulted in improved but still very low recoveries. In June 1992, Amax terminated the Colado JV and Santa Fe took over operation of the project,. In 1992, seven RC fill-in holes were drilled by Santa Fe, and clay samples were sent for XRD analysis.

In 1993 Santa Fe performed airphoto analysis and drilled eleven RC holes, all but one in the immediate Colado resource area. Samples of 1993 drill cuttings were submitted to Barringer Labs for leach tests, and specimens of 1987, 1989, 1990 and 1992 drill cuttings were submitted to Spectrum Petrographics for thin section study. Two test soil temperature survey lines were run in December 1993. All previous coordinate data was translated to Universal Transverse Mercator (UTM) coordinates.

In 1994, a summary report on the geology and exploration potential of the Colado resource was prepared. Soil temperature survey lines were completed over the Colado and Oreana pediment. Also at Oreana, there was some detailed mapping and lithogeochemical sampling at the Johnson-Heizer mine. Specimens from the 1987 and 1993 drilling programmes were submitted to Spectrum Petrographics for thin section study. At Colado, geologic/alteration mapping at 1" = 200 ft and local sampling of the south Colado project area (SW/4 Sec.26 and NW/4 Sec.35), identified three new targets: two large circular features interpreted as paleo-hot springs basins, one about 2,000 ft to the north and one about 2,000 ft to the south of the resource area, and a ridge in the range front about one mile northeast of the resource area. An IP/resistivity survey also identified three new targets: one deep in the centre of the resource, one at the east edge of the resource, and one at the southwest edge of the Colado resource area.

In 1994, Santa Fe drilled thirty-three inclined and vertical RC holes: eight holes tested lateral and down-dip extensions of the hypothesized N-S feeder zone in the resource, two holes tested the deep intersection of the N-S and NW feeders in the centre of the resource, four holes tested the east edge of the resource, one hole tested the southwest edge of the resource, ten holes tested the circular feature about 2,000 ft southeast of the centre of the resource, three holes tested the circular feature about 2,000 ft north of the centre of the resource, four holes tested the ridge about one mile northeast of the resource area, and one hole was drilled near the Johnson-Heizer mine at the edge of the Oreana range front. Results were described in Santa Fe Monthly Reports, the last of these is dated January 27, 1995. Newmont conducted a 24 hole RC drill program on both the Colado and Willard areas in 2003.

The Willard Mine, located in Sec 36 T28N R32E of the current Wilco property, was placed into production April 10, 1989 by Western States Minerals Corp. The heap leach operation continued through to 1992 and an estimated 25,000 ounces of gold and 65,000 ounces of silver were recovered.

Geological Setting

Regional Geology

Most of the Willard district is underlain by sedimentary rocks of the Auld Lang Syne Group of Triassic and Jurassic age that is composed of generally northerly trending, west dipping shale, sandstone, quartzite and limestone rocks. The Humboldt Valley is a northeast-trending graben in the western part of the Basin and Range Province. Normal step faults form the structural boundary between the valley graben and the horst of the West Humboldt Range, with Tertiary sediments (Ts) and Quaternary alluvium (Qs) composing the pediment slope near the range front. The West Humboldt Range consists mainly of lower to middle Mesozoic eugeosynclinal sediments partially covered by erosional remnants of extrusive Tertiary volcanic rocks. Mesozoic volcanics occur to the northeast in the Humboldt Range. The intrusion of a Middle Jurassic gabbroic complex, exposed to the south, caused folding and uplift of the previously deposited Mesozoic sediments. There is a thrust contact exposed at the southern edge of the Wilco property south of Coal Canyon between the Mesozoic siltstone unit which hosts mineralization at Willard Hill and underlying Mesozoic units south of Coal Canyon. A similar thrust contact is postulated under Willard Hill.

Cenozoic structure is represented by Basin and Range faulting which started during the Miocene and continues today. These are generally high angle normal faults along the range front, with parallel faults within the range and pediment. In the Colado region, these have a NW, N-S and NE strike. Some older reverse faults associated with the onset of Basin and Range faulting strike E-W. Interpretation of air photo lineal features identified five structural trends (N-S, E-W, N45^{0}W, N45^{0}E, N70^{0}W) in the Colado property area. A major NW structure is inferred in Coal Canyon on the basis of aero-magnetic data (unpublished Santa Fe survey data), and the lack of stratigraphic or structural continuity across the canyon.

Property Geology

The detailed property geology of the Wilco property has been divided up into the two key areas of interest – the Colado and the Willard areas.

Colado Resource Area

Colado Lithology

The gold silver mineralization at Colado is hosted by altered Mesozoic sedimentary rocks uncomfortably overlain by Tertiary volcanics. A description of the lithostratigraphic column has been developed for practical logging purposes, based on microscopic examination of drill cuttings, correlating observations with microscopic examination of a suite of chips taken from outcrop which represent the full range of lithologies and alteration facies observed in surface mapping. Consequently surface mapping and down-hole logging are mutually consistent, so that the mineralized envelope can be defined and described with the best possible accuracy and precision.

Mesozoic: JTs- Siltstone / Mudstone: These rocks are the equivalent of the highly deformed and slightly regionally metamorphosed Triassic-Jurassic Auld Lang Syne Group, represented by siltstone, mudstone and very fine sandstone, probably formed in shallow marine and deltaic environment. These rocks are composed of subangular to subrounded detrital quartz grains, with cryptocrystalline quartz matrix cement to 70 – 80% and local finely disseminated pyrite to 1%. The lower portion of this unit is typically carbonaceous and more pyritic as well. The top of the carbonaceous siltstone does not necessarily conform to bedding; rather it probably represents a temperature boundary where the carbon has been "cooked" out of the overlying siltstone by the hydrothermal system.

Tertiary: A bimodal suite of mafic and felsic rocks covers most of the Mesozoic sediments especially in the resource area, and are represented by andesite, rhyolite and rhyolitic tuffs, covered by fanglomerate and semi-consolidated gravel.

Ta – Andesite: Light to medium green (propylitic alteration) and medium orange brown, very fine to medium crystalline andesite/latite porphyry. Usually displays pervasive cataclastic breccia, locally completely altered to qtz + clay + K-feldspar + opaques in a microcrystalline (chilled) matrix.

Trt – Rhyolite and Rhyolitic Tuffs: Light gray to light brown, very hard, microcrystalline to finely crystalline rhyolite and/or densely welded rhyolitic tuffs, with abundant glass shards, which are diagnostic. During silicic alteration glass shards are in equilibrium with introduced silica and remain intact, providing evidence of the rhyolitic nature of the protolith.

Tf – Fanglomerate: Tertiary agglomerate and slope debris composed primarily of boulders, cobbles and gravel of JTs and Ta / Trt fragments. Often strongly hematitic and silica-altered.

Tg - Gravel: Semi-consolidated gravel with clasts of sandstone, siltstone and rhyolitic rocks. Fragments are often hard, silicified. Locally strongly argillized at base with angular sand in white, pink or red clay. Clay ranges from 5' to 30' think, and may represent an acid-leached argilically altered rind of underlying hot-springs silica-alteration. Boundary with underlying Tf often indeterminate.

Quaternary: Qac – Undifferentiated eolian sand / silt, alluvium and colluvium. Light brown, soft, unconsolidated to poorly consolidated sand and sandstone, angular to subrounded, with calcite cement. Contains pebbles to cobbles of heterogeneous origin, including any or all of the above-described units.

Colado Structure

The Colado portion of the Wilco property covers an area of about 3500 feet by 2000 feet, centered on an epithermal low-sulphidation gold-silver deposit formed by hydrothermal fluid flow concentrated at the intersection of several extensional faults, trending N-S, NW and E-W and down dropping the units to the west. From this center of hydrothermal activity the mineralizing solution spread laterally into a package of rocks consisting of Mesozoic siltstone and Tertiary andesite, rhyolite and rhyolitic tuffs, mainly following bedding planes in the sediments and internal layering within the volcanics.

These permeability-controlled pathways permit a widespread flooding of alteration from the fault-intersection hydrothermal source, producing a classic mushroom-shaped zone of intense silica alteration and a closely related mineralized envelope. This system trends N-S to NNW and dips 10° to 25° west, generally following bedding as well as the paleorelief between the Tertiary volcanics and the underlying Mesozoic sediments. Most of the feeder faults that provided conduits to generate this system were later healed, leaving a very solid silica mass that was little affected by post-mineral faulting.

The metasedimentary rocks are slightly to strongly folded as a result of thrust faulting and recumbent folding during the Mesozoic Luning - Fencemaker thrusting event. Strata generally strike NW and dip 20° to 40° SW. The later Tertiary steeply dipping, top-to-the west, brittle extensional faults overprinted and locally complicated the older structures generating a favorable environment for mineralization.

Colado Alteration

High-level low-sulphidation type hydrothermal alteration is present at Colado and is commonly represented by a combination of very fine grained silica replacement and quartz-chalcedony-opal veining, hydrothermal breccias, argillization, propylitization, pyritization and oxidation. Silicification, as the dominant type of alteration, is shown separately on drill cross-section and maps, overprinting original rock types. This interpretation of the geology yields a distinct stratigraphic sequence and subsequent mineralized silicification event. This distinction has resulted in an identification of the main hydrothermal pathways which ultimately determine the three-dimensional shape of the hydrothermal system and the mineralized envelopes.

Geologic maps and cross-sections presenting the alteration and mineralization envelopes as interpreted from drilling display a westward-skewed mushroom shape, suggesting a hydrothermal plume with the main central upflow zone coincident with the center of the Colado gold resource.

Silicification: Silicified rocks are composed of opal, chalcedony and microcrystalline quartz and overprint original rock textures. Color of the silica varies from light gray, brown to white and is locally crystal clear. The silica is often stained red to pink due to iron oxides; yellow due to iron oxide and/or adularia; or green caused by clay and chlorite. There are multiple stages of brecciation and silicification, generally associated with secondary veinlets of quartz, intermediate clays, K-feldspar, fluorite, barite and calcite. Locally dissolution and replacement features suggest boiling. Pyrite-derived hematite staining is common in breccia zones and typifies the highest degree of alteration and is generally associated with gold-silver mineralization.

Argillization: Clay alteration tends to have two different modes of occurrence at Colado: it is either relatively pervasive or filling small, discrete voids. The latter mode often occurs in strongly silicified rhyolitic rock. Locally the andesite is completely argillically altered.

Carbon: Carbon can be remobilized, or "cooked" out of the rocks by the hydrothermal solutions, and re-deposited in a cooler location, and so it is an indicator of the temperature of a system. Its presence is also important because it inhibits cyanide extraction of gold. At Colado there is a carbonaceous unit in the lower portion of the JTs siltstone, the top of which slopes gently to steeply toward the west (10° to 25°, locally much steeper in vicinity of regional faults) roughly parallel with the overlying silica alteration cap. The carbon unit probably marks the lower limit of the hot springs system as it spread outward from its source along bedding controlled permeability.

Oxidation: The boundary between oxidized and reduced rock is commonly encountered between 175 to 260 feet vertical below the surface. The redox boundary on average is intersected at 215 feet but can be as shallow as 117 feet (DCO-31) or as deep as 433 vertical feet (DCO-28). The boundary is usually transitional over ten to twenty feet. Zones of hydrothermal breccia often contain both fresh pyrite and iron oxide intermixed, whether above or below the redox boundary, and are generally given less weight than the overall character of the rock when the redox boundary is picked.

There is no direct correlation between the redox boundary and the present water table. They often occur close together, but they are sometimes separated so widely that the redox boundary is obviously a much older event.

Willard Mine Area

The geology of the Willard gold-silver mineralized area was also evaluated by the Company in 2006 using the same digital mapping system as at Colado on a scale of 1" = 100. Mapping of the well exposed old pits and evaluation of the most recent drilling completed by Newmont was conducted. During this evaluation special attention was made to the gold-silver mineralized lithologies, as well as to the structural control and the associated hydrothermal alteration.

The Willard area referred to in the Technical Report is the Willard Mine area in Section 36, T.28N., R.32E., of the Lovelock 15' quadrangle and is not to be confused with the workings in Sections 25 and 26 which are also labelled "Willard Mine", but are on the Oreana 15' quadrangle. The historic gold deposit is wholly within Section 36 except for a small zone in extreme eastern Section 35 on projection from the Willard Hill Zone. The southern portion of the Willard Mine lies on mineral claims held by others. The area is part of the Willard District which includes several old antimony mines and prospects, located one to three miles north and east. The largest of these was the Johnson-Heizer which produced a little over 500 tons of antimony ore up to 1946.

Willard Mine Lithology

The Willard Mine gold mineralization occurs in metasedimentary strata of the Triassic-Jurassic Auld Lang Syne Group, which includes siltstone, mudstone, sandstone, limestone and phyllites. Tertiary volcanics, dominantly rhyolitic tuffs, cap the top of the range to the east. Isolated narrow dikes and sills of strongly altered felsic and mafic rocks, often spatially associated with the gold mineralization, are the only exposed Tertiary intrusives, spatially associated with the gold mineralization. The lithologies consist of the following map units well exposed in the Willard pits:

Triassic-Jurassic: JTs – Thin to medium bedded varicolored siltstone with intercalations of silty mudstone and locally sandy limestone lenses. Siltstone is the principal host for gold mineralization and epithermal quartz veining. Calcareous siltstone is not uncommon in the mineralized zone on Willard Hill, suggesting that the original, unaltered rock was probably calcareous. The siltstone unit is in fault contact with underlying phyllite and is thickens to the west.

JTphy – Green to grayish green phyllite, interbedded with gray claystone, silty mudstone and siltstone. The phyllitic structure is commonly subparallel to the bedding and is the strike and only locally is at an angle to the true sedimentary bedding. Usually these fine rocks are mineralized only along feeder zones, where are cut quartz veins and stockwork and associated quartz-hematite hydrothermal breccias.

Tertiary: Trt – Rhyolite and Rhyolitic Tuffs: White finely crystalline rhyolite and/or densely welded rhyolitic tuffs.

Tif – Felsic intrusive: White to light gray argillized felsic (?) dikes and sills locally brecciated and hematitic. These rocks are cut by epithermal locally gold bearing quartz veins (up to 0.15 oz Au/ton), so are pre-mineral in age.

Tim – Mafic intrusive: Light greenish gray, fine grained mafic (diabase?) dikes and sills, propylitically to argilically altered. Where strongly bleached, diabase superficially resembles felsic intrusive. The diabase is unveined, but is inferred to be pre-mineral also. Petrographic descriptions of the intrusive are lacking.

The relationship of igneous activity to the gold forming event is unclear. The felsic intrusive dikes and sills may be associated, but no large mass has been identified from drilling to date.

Willard Mine Structure

The Triassic-Jurassic metasedimentary strata hosting gold mineralization at the Willard mine area are gently to recumbent folded with several small-scale thrust faults. Bedding in the siltstone is generally northwest striking, southwest dipping, but local changes due to small scale folding are not uncommon. An antiform under Willard Hill and a crude synform under East-West Draw, both of which plunge to the west, are the significant folds.

Previous drilling data suggest a pre-mineral thrust fault forming the siltstone – phyllite contact. The contact is gently folded into an easterly-trending antiform that plunges 25° to 30° to the west. In the Willard Hill pits the contact between the phyllite and siltstone is a major E-W trending and west dipping high angle fault zone cutting sharply across topography. The fault is occupied by a clay matrix supported breccia, locally ferruginous, affecting the stability of the north wall of the Willard Hill pit.

Extensional faults of Tertiary age and related transfer faults acted as principal feeders for the hydrothermal fluid flow and associated alteration and gold mineralization. Impressive mineralized open space extensional faults and associated fractures and hydrothermal breccia zones are the dominant trends for mineralization. In order of their importance, the dominant structures are a series of faults trending E-W, N-S and NE. These faults down drop units to the west and north-west offsetting lithologies and thrusting related low angle faults and shear zones. Three major E-W trending feeder faults representing the main structural control of mineralization were recently mapped in detail in the Willard Hill pits representing promising structural targets for identifying high-grade mineralization at depth. Silicification, argillization, quartz veining and associated higher-grade mineralization cut across or followed these feeders, in both hanging wall and to lesser degree footwall rocks regardless the lithologies. The E-W Willard Hill trend is preferred by the silicified hydrothermal quartz breccia zone which contained high grade gold mineralization at the surface (up to 1oz Au/ton). Drill testing of the E-W feeder structures is recommended by the authors of the Technical Report.

Willard Mine Alteration

Hydrothermal alteration ranges from propylitic, to argillic to quartz-sericite to quartz-adularia, to silicification, and finally quartz veins. Silicic assemblage as the dominant type of alteration is represented by moderate to strong pervasive silicification of the metasediments, quartz veins and veinlets, silicified breccia and / or stockwork. Shallow type alteration is locally present at the east margin of the resource area and includes chalcedony and quartz-calcite veins. There are abundant sericite, secondary quartz and less common calcite in some of the silicified areas. Small barite crystals were noted in thin sections from some of the quartz veins.

The volume of carbonaceous rock within the upper siltstone unit oxidized by circulating groundwater is undetermined; however there appears to be a carbon interface at depth that extends well beyond the limits of obvious quartz veining. Argillic alteration of siltstone and felsic occurs in and near faults and shears and appears to be structurally related, at least megascopically. Hematite stained siltstone is not uncommon and presumably resulted from the oxidation of small amounts of indigenous iron sulphides in the originally carbonaceous rocks. Small amounts of goethite and jarosite are common in the oxidized upper portion of quartz veins and breccias, probably indicative of hypogene sulphides.

Mineralization

Colado Mineralization

Gold mineralization at Colado is controlled on a large scale by the factors that produced and confined the low-sulphidation hydrothermal system, and there is a rough correlation between the overall dimension of the strongly silica-altered zone and the mineralized envelope. Together, the strongly silica-altered rocks and their accompanying gold mineralization constitute the mineralized silica cap of the system, in which the gold is probably controlled by fine, randomly oriented stockwork and veinlets. The bulk of this cap is bedding (siltstone) and layering (volcanics) controlled, but its emplacement and overall dimensions are controlled by the feeder structures, specifically an intersecting set of faults which trend N-S, NW and E-W.

Gold mineralization is very consistent within the outline of the generally bedding-controlled mineralized envelope (which is well defined in a zone above grades of 0.005 oz Au/ton). Higher grade zones do occur along favourable bedding horizons that are in close proximity to the intersecting feeder structures. High-grade bonanza type mineralization may also occur at depth, especially along E-W trending faults.

Five categories of mineralization have been observed at Colado:

1. Coarsely crystalline quartz, usually white unless oxide-stained, that occurs as void-filling material. This style of quartz is generally an indication of extensional fracturing or faulting.

2. Chalcedonic and opaline silica are pervasive at Colado, replacing the host rock or infilling tectonically created open spaces.

3. Calcite – increases away from the center of hydrothermal activity where quartz-calcite veins are dominant to chalcedony-calcite veins and finally calcite veins that locally form large outcrops.

4. Pyrite is usually present, especially in zones of hydrothermal breccia.

5. Hematite usually occurs at Colado as a stain on fractures and is formed at relatively high temperatures that are often associated with gold deposition.

The Colado mineralized zone is dominantly north-northwest oriented and covers an area of about 3500 ft by 2000 ft. The mineral system reaches up to 450-ft thick although on average is less than 250-ft thick. The mineralization dips gently west from -10° to -25°, averaging about -18°, and generally follows the regional dip of the bedding.

Silver to Gold Ratios

Ag/Au ratios have been calculated in the past for fifty-two drill holes at Colado. Ratios range from less than 1 to 245. The average ratio is 15.8, the median is 10.0, and the standard deviation is 19.2. A comparison of published data for the Sleeper deposit indicates three styles of mineralization based on the Ag/Au ratio can be distinguished:

High-grade bonanza mineralization	Ag/Au <1
Breccia mineralization (0.10 to 1.0 oz Au/ton)	Ag/Au= 3 to 6
Stockwork mineralization (<0.1 oz Au/ton)	Ag/Au = 10

While Ag/Au ratios are impacted by a variety of factors such as host rock lithology, structure, permeability and chemical composition and temperature of the hydrothermal fluids, the above comparison indicates that a majority of mineralization identified to date at Colado may be within a stockwork classification.

Willard Mine Mineralization

Gold mineralization at the Willard Mine is controlled by both stratigraphy and structure. Western States Minerals Corporation describes the gold mineralization as being stratabound within the siltstone unit close to the contact with the underlying claystone. Interbedded sedimentary layers deposited above the claystone unit have been preferentially altered and mineralized. The Willard gold deposits occur where these favourable beds have been sufficiently fractured, brecciated and lie in proximity to feeder fractures. The feeder structures range in strike from north-northeasterly to easterly and indicate that the mineralizing process was primarily fracture controlled.

Gold at the Willard Mine is closely associated with silicification, drusy quartz veins and microveins. Argillic alteration is typically absent in mineralized intervals. Minerals typically associated with the epithermal mineralization include quartz, fluorite, barite, native gold, electrum, agularite, sphalerite, galena, chalcopyrite, pyrrhotite and pyrite. Calcite veins occur peripheral to the gold bearing areas as calcium carbonate leached from the host rock.

The Willard gold resource represents an epithermal low-sulfidation (quartz-adularia) deposit covering an area of about 2,700 by 2,700 feet containing gold in drill holes at the 0.01 ounce per ton level. Within this large area, two major and four minor mineralized zones comprise the resource area. In order of decreasing geologic potential, the zones are: East-West Draw, Willard Hill, Southwest, Honeybee-Nose and Section Line. All but the Honeybee-Nose and the southern portion of the Willard Hill zone falls within the ground controlled by the Company.

Low-sulphidation type epithermal gold-silver mineralization was likely introduced at Willard during late Miocene regional extension and associated hydrothermal activity. Radiometric data from adularia in a vuggy quartz-adularia vein indicate an age of 6.1 ± 0.3 m.y. age for this event probably related to high regional heat flow and deep conductive heating of groundwater. Controls on the localization of the gold-bearing solutions were both structural and lithologic. The host rocks of the gold-silver resource are originally carbonaceous and calcareous siltstone and locally phyllite, which are now oxidized in the pits area. A network of drusy quartz veinlets, quartz vein breccias and silicified breccias carries most of the gold-silver mineralization explored to date, which forms a semi-stratiform blanket above and roughly conformable with a postulated thrust contact with underlying phyllitic claystone.

Veinlets range in size from hairline to as much as four inches in width, averaging less than 1/2 inch wide. Typically, the veinlets have drusy quartz crystal linings with limonitic or hematitic iron oxide coatings. Less common are veinlets of white chalcedony and white microcrystalline quartz. The veinlets form a network that is generally more close-spaced in gold-bearing structural zones. Veinlets parallel to bedding are rare.

Breccias range in size from a few inches to tens of feet wide and may have tight, planar walls or sinuous, anastomosing structure. The largest of this breccia type occurs at the south end of cross section 568,600E near the Southwest mineralized zone. Vein breccias, like veinlets, may contain over an ounce per ton gold in selected samples, but usually contain less than 0.10 oz Au/ton and may be barren. Massive coarse grained (bull) quartz veins are not uncommon in the siltstone, but these are believed to be metamorphic in origin and older than the epithermal quartz veins and related gold mineralization.

Pyrite, probably indigenous, is present in small amounts in the carbonaceous siltstone; its oxidation by groundwater could have helped leach carbonaceous material.

Hypogene oxidation of the carbon by mineralizing solutions does not appear to be a major factor as the carbon-poor (or carbon depleted) horizon extends west to the range front in Section 35, well away from mineralization although not from quartz veining.

Historic Willard Mines

At the two historic Willard mines, gold was mined from quartz veinlets in fracture zones and breccia along northeast-striking faults that dip to the northwest. The "ore" was free-milling gold and silver from surface exposures. Copper, lead and zinc were associated with the gold in the quartz veins. Hematite staining and strong silicification are associated with quartz veinlets and faults at both Willard mines. North-trending faults cutting the mineralized structures are neither mineralized or silicified, and therefore presumed to post-date the mineralizing event. At the Willard Hill epithermal deposit in Section 36, gold is associated with an oriented network of quartz veinlets and vein breccias that generally cut across bedding at moderate to steep angles. Lithologically controlled disseminated gold may be present but does not appear to be significant.

Antimony was produced from the Johnson-Heizer and Adriene mines which are both located on northwest-striking faults that dip to the southwest. Quartz veins are not found at the historic antimony mines. Hematite staining, though much less intense than at the historic Willard mines, is common. At the Johnson-Heizer mine, hematite staining is limited to the fault zone and is often difficult to distinguish from the red-brown weathering of the Mesozoic sediments.

Exploration

Since acquiring the property in April, 2006, the Company has undertaken a program of detailed geological mapping on the Wilco property to determine the extent of the alteration and gold-silver mineralization.

Recent evaluation of data available at Colado and Willard, from several drilling programs within the gold-silver resource areas, combined with detailed digital surface and pit mapping have allowed a better understanding of the geologic parameters controlling the mineralization, especially the structural controls on the hydrothermal fluid flow, and the implications those controls have for further discoveries within the combined Wilco project area. Applying the low-sulphidation epithermal model, of which Colado and Willard are both examples, there remains potential for expansion of the known Colado resource and gold mineralization at Willard Mine area in at least two preferred orientations:

1. High-grade "bonanza" mineralization as typified by the Midas or Sleeper deposits. High-angle faults controlling fluid flow and mineralization would be the main exploration target

2. Along-strike and down dip extensions of the existing gold-silver resources, including potential for new mineralized zones. Gold deposits of this type may consist of multiple mushroom-shaped mineralized bodies; each one can narrow with depth into a structurally controlled hydrothermal conduit potentially hosting higher grade mineralization.

Drilling

A total of 579 drill holes totalling 172,028 feet have been drilled on the Wilco property between 1980 and 2003. See "History".

The Company has not conducted any drilling on the Wilco property.

All of the previous drilling was completed using reverse circulation ("RC") drilling techniques except for seven holes completed with diamond core drilling methods. The majority of the drilling has been shallow (<500-ft in depth), primarily vertical holes, concentrated on the Colado and Willard mineralized areas. The authors of the Technical Report evaluated in detail the drill holes which have been used in the Colado resource estimate.

The Colado resource area contains 171 RC drill holes and three core holes for a total drill footage of 73,132 feet. All of the Colado drill holes were completed during seven drilling campaigns over a 22-year period from 1981 to 2003. Experienced drilling companies, such as Eklund Drilling Company, Becker Drilling, Drift Exploration Drilling Inc. and Major Drilling Inc., were contracted. Since the drilling record is incomplete, drill contractors are not known for some of the drill campaigns. The data on specific drilling procedures and equipment utilized is not available for any of the drilling; it is assumed that drilling procedures conformed to then-accepted industry standards.

The table below identifies the significant historical drill intercepts on the Wilco project. The table lists primarily Colado drill intercepts though a few Willard intercepts are also shown for comparison purposes. Both the Colado and Willard drill intercepts are believed to generally represent the true thickness of mineralization since in both areas the mineralization is primarily sub-horizontal and the drill holes are primarily sub-vertical to vertical. It is possible though that some of the higher-grade Willard intercepts represent more steeply-dipping mineralized structures and therefore have exaggerated the mineralization's true thickness. Note that the shallow high-grade Willard intercepts were the focus of the historic mining activity and are not considered current exploration targets; these are presented to give the reader an appreciation of some of the lengths and grades drilled during previous exploration efforts.

The Colada drill intercepts in the table are representative of the consistent, thick, low-grade mineralization which occurs throughout the Colado deposit. Higher-grade zones do occur but only account for a very small percentage of the total mineral system.

Significant Historic Drill Intercepts

Significant Historic Drill Intercepts - Wilco Project								
Hole#	Location	Company	Year	Depth from (ft)	Depth to (ft)	Length (ft)	Au (opt)	Ag (opt)
CEX-14	Colado	Santa Fe Pacific Mining, Inc	1987	85	340	255	0.011	0.111
I-14	Colado	AMAX Exploration, Inc	1992	135	370	235	0.014	0.161
I-38	Colado	AMAX Exploration, Inc	1992	85	360	275	0.027	0.283
I-49	Colado	AMAX Exploration, Inc	1992	110	555	445	0.014	0.19
I-58	Colado	AMAX Exploration, Inc	1992	165	350	185	0.021	0.224
I-63	Colado	AMAX Exploration, Inc	1992	155	440	285	0.022	0.223
		includes		**(155**	**175)**	**20**	**0.073**	**0.041**
DCO-17	Colado	Santa Fe Pacific Mining, Inc	1994	50	380	330	0.023	0.22
DCO-24	Colado	Santa Fe Pacific Mining, Inc	1994	175	560	385	0.023	0.236
		includes		**(345**	**365)**	**20**	**0.1178**	**0.737**
DCO-32	Colado	Santa Fe Pacific Mining, Inc	1994	140	440	300	0.015	0.163
DCO-33	Colado	Santa Fe Pacific Mining, Inc	1994	130	385	255	0.033	0.463
		includes		**(265**	**275)**	**10**	**0.247**	**1.227**
W-15A	Willard	Freeport Exploration Co.	1982	75	190	115	0.061	NA
WH-32	Willard	Southern Pacific Land Co	1982	195	265	70	0.060	0.175
WV-79	Willard	Western States Minerals	1983	0	45	45	0.230	0.711
WV-180	Willard	Western States Minerals	1985	0	80	80	0.145	0.333
WCN-12	Willard	Newmont Exploration, Ltd.	2003	25	230	205	0.038	NA

Sampling and Analysis

Surface Sampling

The Company has conducted preliminary surface sampling of the Wilco property. A total of 29 rock samples were collected over various outcrop exposures of mineralized rock. Samples were collected in a systematic fashion and descriptions made of the location, rock type, degree and type of alteration and other diagnostic features. The samples were submitted to American Assay laboratories in Sparks, Nevada for multi-element analyses.

The historic surface samples collected by major mining companies were submitted to various laboratories for analysis. No sample material from these previous programs is available to conduct check or confirmation assays.

Drill Sampling

There is no known information on the specific sampling procedures employed during the historical drilling. It is assumed that drilling and sampling procedures conformed to then-accepted industry standards. This assumption is based on the reputation of both the drill contractors used at the Wilco property and also the companies who were contracting and overseeing the work.

The drill logs and assay certificates indicate that RC samples were collected every five feet over the full length of the drill hole. When drilling above the water table, drilling was likely completed using either dry drilling techniques or, in certain ground conditions, water was injected to assist in the recovery of the sample. Standard practice is for the sample to be split on the drill rig, using a Gilson-type splitter for the dry sample and most likely a rotating splitter for the wet samples.

At Colado, the water table lies between 165 and 355 vertical feet below the surface and flow rates between 5 and 35 gallons per minute were encountered with 25 gallons per minute being most common. A rigorous analysis of potential down-hole contamination was not completed for the Technical Report, but it does not appear that these water flow rates resulted in contamination or sample recovery issues. As a check on possible RC contamination, Amax completed three core holes in 1990 which were twins of previous RC holes. Based on Amax's October 1990 Monthly Progress Report, the assay discrepancy between core holes and adjacent reverse circulation holes *"do not directly indicate any dangerous level of down-hole contamination in the rotary holes"*. This report also noted that *"it is quite possible for rotary samples to be more representative than core holes where long intercepts of strongly fractured but impermeable rocks are present"*.

The historic drill samples were submitted to various laboratories for analysis. Existing assay certificates and drill reports indicate that the work was completed primarily by reputable commercial laboratories such as ALS Chemex, Bondar-Clegg Inc., American Assay Laboratories and Hunter Laboratories. It is expected that these laboratories followed sample-preparation and analyses procedures that conformed to then-accepted industry standards. Western States' in-house laboratory was the primary laboratory for many of the early Willard deposit drill holes while for other Willard drill holes, the hard copy data is incomplete and the primary laboratory is unknown.

For the Colado drill samples, a 30-g fire assay with atomic absorption finish ("FA AA") is the primary assay technique for gold while an *aqua regia* digestion with ICP finish is the primary assay process for silver. Occasional multi-element analysis using ICP and atomic absorption techniques were completed and there are a limited number of check assays completed using a fire assay with gravimetric finish process. Both Santa Fe Mining and Amax re-analyzed by cyanide-leach digestion and atomic absorption finish various mineralized intercepts.

There are no records or data concerning sample security from the drill rig to the laboratory but it is expected that procedures followed then–accepted industry standards.

Data checks and validation procedures appear to be lacking in most of the drilling programs conducted at Colado. Only the 1993-1994 Santa Fe drill program conducted a systematic check assay program in which the original sample was analyzed by Bondar Clegg Lab by FA AA. Significant assay intervals were re-analyzed by ALS Chemex using fire assay with a gravimetric finish. A review of the Santa Fe assay certificates suggests that the check duplicates were done on coarse reject splits.

None of the drilling programs to MDA's knowledge used standards or blanks to assess the quality of analytical and sub-sampling procedures. No new check assay or sample evaluation work was conducted by MDA on the historic drill samples due to their lack of availability.

Data Verification

A site visit was conducted by Paul Tietz, C. P. Geo., Senior Geologist with MDA, on September 19, 2006. Nine surface samples were collected from the Colado property for the purposes of verifying gold and silver mineralization. The center of the mineralization was not able to be sampled due to the extensive post-mineral cover. By necessity, the surface samples were from outcrops along the periphery of the mineralized area where the drill-indicated mineralization is at some depth beneath the exposed host rocks.

The MDA samples were kept in MDA's possession until they were delivered to ALS Chemex Laboratories (Reno, Nevada) for analysis. The samples were assayed for gold and silver by standard fire assay with atomic absorption ("AA") finish procedures. The assay results from the nine MDA samples highlighted in the table below confirm the presence of weak gold and silver mineralization in the Colado project area. No samples were collected for verification purposes from the Willard Mine area.

MDA Verification Sample Results

Sample ID	Sample Type	Au Grade (oz/ton)	Ag Grade (oz/ton)	Sample Comments
WLPT-1	5-ft chip	0.003	<0.006	Clay alt'n within E-W fault in volcanics.
WLPT-2	Grab	0.004	0.018	Silicified rhyolite volcanic within N-S fault.
WLPT-3	Grab	0.005	<0.006	Silicified andesite volcanic along N-S fault.
WLPT-4	Grab	<0.001	<0.006	Silicified siltstone footwall to E-W fault.
WLPT-5	Grab	0.009	0.018	Silicified rhyolite volcanic within E-W fault.
WLPT-6	8-ft channel	0.005	0.015	Silicified strongly fractured siltstone.
WLPT-7	12-ft channel	0.009	0.015	Silicified strongly fractured siltstone.
WLPT-8	12-ft channel	0.006	0.012	Silicified strongly fractured siltstone.
WLPT-9	12-ft channel	0.004	0.012	Silicified strongly fractured siltstone.

The first five samples were collected in the southeast part of the mineralized area from predominantly silica-altered Tertiary volcanic rocks. A single sample was taken from a clay-altered fault zone while another was from silicified Mesozoic siltstone. All samples, except for the silicified siltstone (sample WLPT-4), returned anomalous gold values which are similar in grade to previous historical surface sample results. The samples anomalous in silver were relatively lower in value which could be explained by the significant leaching and remobilization of silver within the near-surface oxidized zone that is in evidence within the down-hole drill data. None of these sample locations are within the current Colado mineral envelope, which does not crop out at the surface, and are meant only as verification of the existence of a mineral system.

The last four samples were collected from within an east-west trending ravine that cuts down into the Mesozoic basement sedimentary rocks on the east side of the Colado mineralization. The samples (WLPT-6 through 9) were closely spaced grab samples along the south wall of the ravine and the results indicate an approximately 50 foot long zone of weak mineralization. This surficial mineralization is located about 100 feet up-dip from the eastern limits of the Colado drill-indicated mineralization and is representative of the weakly mineralized Colado wallrock.

Analysis of Historical Data

MDA was provided digital data for the total Wilco property, which includes the Colado mineralized area on the west side of the property and the historic Willard Mine area to the east. The digital data package consisted of recently compiled drill-hole collar, survey, geochemical, and geology information, along with copies of almost all drill logs and copies of many of the original assay certificates. The data package also included copies of numerous historic maps showing both drill-hole locations and general project geology. The gold and silver geochemical data file is fairly comprehensive and contains the original gold and silver analyses along with all known check assays. Cyanide-leach analysis gold values, which were the primary analytical method in many of the early Willard holes, are also included. A separate trace element geochemical file contains assay results for up to 50 elements though the majority of the trace analyses were for arsenic, mercury and antimony.

The database contains 579 drill holes. MDA segregated those drill holes pertinent to the Colado resource area, defined as being located north of Nevada State Plane 2,002,000 North and west of Nevada State Plane 564,500 East. All of the Colado drill holes were completed during seven drilling campaigns over a 22-year period from 1981 to 2003.

The Colado data was queried for consistency and accuracy, looking for miss-marked and/or miss-located drill holes, erroneous footages for the down-hole depths, invalid sample intervals and assay values, and other similar data checks. When potentially invalid data was discovered, the database was checked against the digital copies of the original drill data. The validation process included random checks of the drill data, primarily focusing on the collar and assay data. Specific checks were also made of all sample intervals (a total of 30 samples) that contained gold values greater than 0.1 oz Au/ton. Database collar locations were compared with the drill-hole locations noted on the historic maps while a final check on the collar location data was conducted when MDA plotted the drill holes in both plan and cross-section. The latter cross-section check was especially useful in finding errors, or needed adjustments, to the collar elevation data.

While the database validation effort focused on the Colado drill holes, errors were also found within some of the Willard data and these were corrected as they were discovered. A comprehensive audit of the Willard data was not completed by MDA and further validation efforts would be required before a classified resource estimate could be completed at Willard.

The Colado database validation effort resulted in corrections to the collar or survey data for 43 Colado drill holes. The more significant of these corrections include:

1. The removal of two holes from the Colado database (drill holes W-22 and W-133, both actually located in the Willard area).
2. Elevation corrections to sixteen drill holes, with two holes being over 100 ft in error (likely a data input problem). The other fourteen were changed by up to 25 ft to match the digital topography.
3. All 16 of Newmont's 2003 "WCN-" holes were mis-located by approximately 700 ft

Validation of the Colado drill-hole gold and silver geochemical data resulted in corrections to 36 sample intervals. Fourteen intervals with significant gold values (>0.01 oz/ton) were revised due to either initial data input errors or inconsistent or missing check values. The most significant of the changes were the revision of two five-foot sample intervals from 0.438 oz Au/ton in the original data to 0.004 oz Au/ton. The majority of corrections were minor, mostly detection level conversion errors or the replacement of a "0" value with a less than detection level value.

The original data package used a "0" to indicate a missing sample or no sample taken. MDA replaced this value with a "-9" designation. The original data package used a negative sign to indicate a less than detection geochemical value, (*i.e.*, -0.001 oz Au/ton to denote a less than a 0.001 oz Au/ton sample value). MDA replaced the negative value with a positive value one fourth of the detection limit (*i.e.*, 0.00025 oz Au/ton instead of -0.001 oz Au/ton).

MDA conducted spot checks of the drill hole geology data against the digital drill logs, emphasizing critical areas. After reviewing many of the geologic logs, it was noted that the drill intervals logged as "massive, pervasive silicification" (in which the original protolith textures have been destroyed) were all designated as Tertiary rhyolite in the database creating significant stratigraphic and structural confusion during analysis of the initial geologic cross-sections. After discussing the issue with Mr. Radu Conolea (the Company's geologist), and realizing that all rock types at Colado can be pervasively silicified, pervasively silicified rock was segregated into a separate unit. This change simplified the geologic model.

The Colado resource area contains 171 RC drill holes and three core holes with a total of 14,342 sample intervals. Of the total intervals, 4,020 intervals have a final gold value (accepted for use in the resource estimation) of greater than 0.005 oz Au/ton and 30 sample intervals assaying greater than 0.1 oz Au/ton. The highest gold value is 0.632 oz

Au/ton. There are 3,650 samples assaying greater than 0.05 oz Ag/ton, 38 samples assaying greater than 1.0 oz Ag/ton and the highest silver value is 5.9 oz Ag/ton. The Ag:Au ratio is approximately 10:1.

The database was loaded into Surpac mining software which was used in the geologic modeling and resource estimation analysis.

Colado Sample Quality Assurance/Quality Control

Data checks and validation procedures appear to be lacking in most of the drilling programs conducted at Colado. Only the 1993-1994 Santa Fe drill program conducted a systematic check assay program. None of the drilling programs to MDA's knowledge used standards or blanks to validate the drill data.

No new check assay or sample evaluation work was conducted by MDA on the historic drill samples due to their lack of availability. The Company has not conducted any drilling on the Colado property. No historic samples exist on which to perform this work. However, the specific companies involved at Colado and the number of companies involved adds confidence to this database.

The Santa Fe check assay data contains 478 original/check pairs in which the original sample was analyzed by Bondar Clegg Lab by fire assay with an atomic absorption finish (FA AA). Significant assay intervals were re-analyzed by ALS Chemex by fire assay with a gravimetric finish. A review of the Santa Fe assay certificates suggests that the check duplicates were done on coarse reject splits.

MDA utilized the Santa Fe check data to construct graphs demonstrating the relative difference between the pairs of gold grades and the absolute value of those differences. The relative difference shows a generally low bias in the Chemex checks versus the original Bondar Clegg assay values. There are no analytical data from standard samples to determine which laboratory is right. Except for within the 0.011 to 0.018 oz Au/ton grade range, where the duplicate sample low bias is less pronounced, this 5%-15% low bias is fairly consistent. There is indication that the bias becomes smaller at the higher grade ranges. This observed bias introduces some risk to the project and is a factor in MDA not classifying any of the current resource at Colado as Measured.

The low bias in the Chemex duplicate checks, and especially the increased low bias at the lower-grade range (<0.008 oz Au/ton), is assumed to be partly a reflection of the sampling bias inherent in the Santa Fe check program. Check assays were only re-run on mineralized intervals so it would be expected that the duplicate assays would have a tendency to be on average lower grade than the original assays. This bias would be exacerbated within the lower-grade ranges where a small decrease in grade from original to check value would result in a larger relative difference. There is also a concern that the Chemex values have less precision at the lower grade ranges due to the gravimetric finish used on the check duplicates. The detection limit is 0.002 oz Au/ton for the gravimetric finish versus 0.001 oz Au/ton for the AA finish used in the Bondar Clegg original samples.

The absolute value of the relative difference presents the difference resulting from both the inherent natural variability of the mineralized material plus any sub-sampling and analysis errors. The graph of Colado absolute values shows variability of between 20% and 40% across all economic grade ranges. Close to half of this error is due to the low bias in the check duplicates. It is unknown how much of the remaining error is due to either natural gold distribution or sampling/analysis errors. When one includes the expected at-rig sampling errors, the total sample result variability would increase.

Future exploration will require a more rigorous check assay program. Duplicate check samples should be collected at regular intervals from within all stages of the sampling process, including duplicate samples collected at the drill rig, duplicate coarse rejects within the lab and duplicate pulps from the individual coarse rejects. The duplicates should be assayed both within the original lab and also sent to a second lab as a check on the original lab's results.

The Company has not conducted any drilling on the Wilco property.

Metallurgical Testing

Historical metallurgical work was completed by Amax between 1989 and 1993. This work consisted of a series of five bottle-roll test programs that totaled 30 individual tests and a column leach test program that consisted of ten individual columns. In addition, there have been a total of over 700 cyanide shake leach tests on individual drill sample pulps completed by Amax (in 1989 and 1990), Santa Fe (in 1993 and 1994), and to a lesser extent by Newmont (in 2003). No metallurgical testing on the Colado mineralization has been undertaken by the Company.

Column leach results from oxide material ranged from 10% to 50% gold recovery while testing on the sulphide material all yielded <10% recoveries. These column leach tests were done on a nominal ¾-inch size crush material. Bottle-roll tests on various size fractions indicate that gold recoveries are sensitive to particle size and that recoveries within the oxide material increased significantly with decreasing particle size. The metallurgical results indicate that physical liberation is the issue (possibly due to silica encapsulation) for the gold in the oxide material while the poor to moderate recoveries at the finer grind indicate that for the sulphide material, gold is primarily locked within the sulphide particles. The one bottle-roll leach test on carbonaceous material yielded no gold recovery indicating a refractory nature of the gold mineralization. The metallurgical work completed to date indicates that the Colado mineralization is not likely to be amenable to standard heap leaching. The production data from the nearby Willard mine though indicates an average 60% heap leach gold recovery from similar high-silica oxide material so further testing of the Colado mineralization is warranted, especially if additional high-grade material is discovered. Further work should also address potential metallurgical changes within the deposit as is suggested by the Santa Fe cyanide leach results, along with column leach test work on various crush sizes.

The minor amount of silver recovery data from the bottle-roll leach tests show erratic recoveries for oxide material and poor recoveries for sulphide material. Combined with the low total silver grades, especially in the oxide zone, silver is not considered to be economically significant within the Colado deposit.

Mineral Resource Estimates

In August 2006, the Company requested that MDA complete a resource estimate on the Colado deposit of their Wilco project. The purpose of the estimate is for a first-time public disclosure of the resources at Colado, where 174 drill holes define the deposit area. The Colado drill-hole assay database contains 14,123 gold assays and 11,564 silver assays.

The work done by MDA included building a geologic model with the Company's geologist. This geologic model formed the basis of the resource model described and reported in this document. MDA also analyzed quality assurance/quality control ("QA/QC") data, made a site visit, and took nine surface samples; no duplicate drill samples were taken because no drill samples exist. The lack of existing drill samples is one reason there are no Measured category of resources, but the multiple exploration companies that have operated at Colado allow for sufficient confidence in the classification of Indicated material.

MDA classified the Colado resources by a combination of distance to the nearest sample, the number of samples, and number of holes used to estimate a block while also taking into account project history, database quality, sample integrity and geologic understanding. The criteria for resource classification are given below. There are no Measured resources at Colado at this time due to the lack of drill cuttings or core from operators prior to the Company that could be used for verification purposes, the concern over potential laboratory bias in assays and the lack of in situ density data. However, the multiple exploration companies that have operated at Colado and the rather thorough and logical geological model has greatly compensated for what otherwise would have likely been only an Inferred resource. The resource classification would likely rise if a few in-fill holes are completed for verification and in situ density data was generated.

Criteria for Resource Classification

No Measured material at Colado	
Indicated	
Minimum no. of samples /minimum no. of holes / maximum distance (ft)	2 / 1 / 100
Or	
Minimum no. of samples /minimum no. of holes / maximum distance (ft)	2 / 2 / 150
Or	
Minimum no. of samples /minimum no. of holes / maximum distance (ft)	1 / 1 / 50
All material not classified above is Inferred but lying within the mineralized Domain	

Because of the requirement that the resource exists "in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction", MDA is reporting the resources at cutoff grades that are reasonable for deposits of this nature that have some metallurgical issues. As such, some economic considerations were used to determine cutoff grades at which the resource is presented. MDA considered reasonable gold prices and extraction costs and recoveries, albeit in a general sense. Applying these criteria greatly reduces the mineralized material that can be reported as resource.

The Colado resources are tabulated below. The stated resource is based on a gold grade cutoff of 0.015 oz Au/ton for all oxide mineralization and 0.03 oz Au/ton for all sulphide mineralization. No mineralized material within the carbonaceous siltstone is included within the reported resource due to the significant metallurgical difficulties associated with this material and the overall low grade of mineralization.

Colado Resource Tabulation

Resources	Tons	oz Au/t	oz Au
Indicated	4,750,000	0.032	150,000
Inferred	660,000	0.027	18,000

The deposit also contains low grade silver mineralization that may provide some contribution to the potential economics of the deposit. The authors of the Technical Report have not included a silver component in the mineral resource estimate because they did not estimate the silver content to the level of Indicated mineral resource.

Checks were made on the Colado resource model in the following manner:

- Cross sections with the mineral domains, drill-hole assays and geology, topography, sample coding, and block grades with classification were plotted and reviewed for reasonableness;
- Block-model information, such as coding, number of samples, and classification were checked by domain and lithology on a bench-by-bench basis on the computer;
- Cross-section volumes to long-section volumes were checked;
- A nearest neighbour and inverse distance model were made for comparison;
- A simple polygonal model was made; and
- Quantile-quantile plots of assays, composites, and block model grades were made to evaluate differences in distributions of metals

In the end, it is deemed that the resource estimate is reasonable and supported by the geologic model and therefore there is a relatively high ratio of Indicated to Inferred material.

Discussion, Qualifications, Risk and Recommendations

For the Colado deposit, the most important observations are the relatively even distribution of gold and the relatively small size of the reported resource as compared to the total mineralized domain.

Improved economics, primarily through increased metallurgical recoveries, would be required for significant portions of the mineralized material to be classified as resource. The resource could also be increased by drilling to the south and northwest where current drilling is limited.

The Colado resource is based dominantly on the assay results from RC drill holes, with only three core holes located within the Colado mineral domains. The core holes confirm the mineral domains defined by the RC drilling but for the two core holes that could be considered twins of nearby RC holes, the core hole gold assays were lower on average than the RC assays. This core/RC twin data is too limited for a definitive assessment of the reliability of the sampling to date. Additional core twin holes are recommended to make such an assessment and to bring greater confidence to the resource estimate.

The Colado deposit contains low-grade silver mineralization that may contribute to the potential economics of the deposit. Greater definition and possible expansion of the silver mineralization represents an upside for the Colado deposit although the likelihood of finding large higher-grade domains is considered low.

Interpretations, Conclusions, and Recommendations

The Wilco property, located in Pershing County, Nevada, has a long history of exploration and development for gold, copper, silver and antimony dating to the early 1900's. More recently, gold was recovered from a heap leach operation at the Willard Mine in the southeast area of the property. Detailed drilling by Amax, Santa Fe, Newmont and others at the Colado epithermal gold prospect has outlined a mineralized zone within pervasively silica altered volcanic rocks.

A resource evaluation of Colado zone by MDA defined an indicated resource of 4,750,000 tons grading 0.032 oz Au/ton with an inferred category of 660,000 tons at a grade of 0.027 oz Au/ton using a gold grade cutoff of 0.015 oz Au/ton for oxide mineralization and 0.03 oz Au/ton for sulphide mineralization. The reported resource is but a small fraction of the total mineralized material within the Colado property.

Metallurgical test work of the Colado deposit indicates that gold recoveries are sensitive to particle size and that recoveries increased significantly with decreasing particle size. At a -100 mesh grind, gold recoveries from bottle-roll leaching were 80% for oxide material and 39% for sulphide material. Recoveries within carbonaceous material were less than 10%. These results indicate a possible physical liberation problem (silica encapsulation) for the gold in the oxide material. The poor to moderate recoveries at the finer grind indicate that for the sulphide material, gold is primarily locked within the sulphide particles. Such conditions result in mineralized material not likely to be amenable to heap leaching. Because production data from the nearby Willard mine show an average heap leach gold recovery of 60% from similar high-silica mineralized material, further metallurgical test work at Colado is warranted. Any further work should also address the potential for metallurgical changes within the Colado deposit as is suggested by the Santa Fe cyanide leach results.

The Wilco property has potential to host epithermal bonanza-style gold mineralization along high-angle feeder structures, as well as the potential to expand the resource within the Colado area. The East-West Draw and Willard Mine areas have not been thoroughly explored, particularly for gold mineralization associated with high-angle structures at depth.

Based on the results of previous work programs, further exploration of the Wilco property is warranted. A two-phase exploration program is recommended to effectively test the zones of mineralization on the property. Phase One of this program will consist of exploration drilling, metallurgical testwork, geophysical surveys and geological mapping in the Colado, Willard Mine and East-West Draw areas. If the results of this work are favourable, then the Phase Two program of definition drilling, permitting and scoping studies would follow.

Details of the Phase One exploration program include:

1. conduct VLF geophysical surveys over the Colado, Willard Mine and East-West Draw areas of interest in an effort to identify high-angle structures that could represent feeder zones;
2. conduct detailed geological mapping with an emphasis on structural controls on mineralization;
3. systematic drilling at Colado to delimit the boundaries of the mineralization within the stockwork and breccia style siliceous altered rocks and to test for bonanza style mineralization along prominent high-angle structures;
4. exploration drilling at the Willard Hill and East-West Draw zones to assess the potential of high-angle feeder structures in these zones; and
5. drilling representative mineralized material to collect sample for metallurgical testwork to determine the optimal gold beneficiation process

A budget of US$1,130,000, exclusive of property payments, will be necessary to support the Phase One exploration program recommended above. A minimum of 20,000 feet of drilling is required to adequately test the current targets. A combination of core and reverse circulation drilling would be employed. Rigorous sample quality control procedures, including the use of blanks, duplicates and certified reference material is required. The projected costs cover direct exploration expenditures only and exclude the Company's office, administration or land maintenance payments. Details of the cost estimate are provided below.

Recommended Exploration Budget, Phase I
(Denominated in U.S. Dollars)

Analyses	$	60,000
Drilling	$	500,000
Equipment and Supplies	$	45,000
Environmental	$	35,000
Field Supplies and Support	$	75,000
Geological Mapping	$	80,000
Geophysical Surveys	$	70,000
Labour	$	125,000
Metallurgical Testing	$	90,000
Contingency	$	50,000
	$1,130,000.00	

The Phase Two exploration program would include definition drilling, permitting and scoping studies designed to advance the Wilco project to a pre-feasibility stage. It is not possible to determine the full extent or exact cost of the Phase Two work program. However, it is estimated that cost of this work might require a budget of at least US$3,000,000 considering the amount of test work, data acquisition, data compilation and permitting work that will be required to complete the scoping study.

OTHER PROPERTIES

In addition to its interest in the Wilco Property, the Company also holds various interests in other properties in the State of Nevada, as described below. **At this time, these properties are considered by the Company to be not material to its business and operations. These properties are presently in the exploration stage and are without a known body of commercial ore.**

Coal Canyon Property

In August 2006, the Company acquired, through staking, 204 unpatented lode mining claims in Pershing County, Nevada. The Company has 100% ownership of these claims which cover approximately 4,164 acres.

The oldest sediments exposed on the property are Jurassic sediments assigned to the Auld Lang Syne Group. These sediments consists of clay, siltstone and local limestone lenses that are complexly folded and faulted along the regional Fencemaker fault zone. The Jurassic sediments are in term overlain by a sequence of Miocene volcanic with local alteration. The geologic setting of the Coal Canyon project is similar to the Wilco project located immediately to the west of the property; however, no geologic work has been completed on the project to date. A program of detailed geologic mapping and sampling is required to determine the merits of the property.

Gold Ridge Property

In November 2006, the Company acquired, through staking, 100% ownership in 127 Unpatented Lode Mining Claims covering 2,558 acres in Pershing County, Nevada. The property lies within the Rochester mining district and is immediately west of the Rochester Gold and Silver mine located 2 miles away.

The property is underlain by altered sediments and volcanics of the Triassic Koipato Group. The project is immediately adjacent to Midway Gold Corp.'s Spring Valley and Limerick Basin discoveries. Limited geologic mapping and sample collection have been completed on a portion of the project area. Gold values up to 0.560 ppm gold and 348 ppm silver have been returned from rock-chip samples collected on the project. Additional geologic and geochemical work is required to understand the significance of the gold and silver determinations.

USE OF PROCEEDS

Net Proceeds and Available Funds

The table below sets forth the calculation of the amount of the Company's expected available funds after the completion of the Offering (the "Available Funds").

Amount to be raised under the Offering	$4,000,000[3]
Agent's Commission[1]	($280,000)[3]
Estimated Net Proceeds	$3,720,000
Working Capital[2]	$400,000
Available Funds	$4,120,000

(1) Assuming that the Agent elects to receive all of the Agent's Commission in cash and not payable in Units.
(2) Estimated as at May 31, 2007.
(3) Does not include exercise of the Over-allotment Option.

Principal Use of Funds

The Company intends to use the Available Funds as follows:

1.	To pay the estimated remaining costs of the Offering (including balance of the Corporate Finance Fee) [1]	$150,000
2.	To conduct the recommended Phase I exploration program on the Wilco Property [2]	$1,209,100
3.	To pay to North American Diversified Resources Corporation (NADR) the remaining amount owing pursuant to the Wilco assignment agreement [3]	$133,750
4.	To cover the estimated general and administrative expenses for 12 months following the Offering[4]	$789,000
5.	To evaluate and acquire other mineral properties or interests therein	$200,000
6.	To provide general working capital to fund ongoing operations	$1,638,150
TOTAL		**$4,120,000**

(1) Assuming that the Agent does not elect to receive the Corporate Finance Fee payable in Units.
(2) Based on the budget of US$1,130,000 as set forth in the Technical Report, which is equivalent to $1,209,100 based on the Bank of Canada's noon exchange rate of 1.07 (U.S. dollar to Canadian dollars) as at May 31, 2007.
(3) The Company is to pay NADR the sum of US$125,000 upon the listing of the shares of the Company on a North American stock exchange. Based on the Bank of Canada's noon exchange rate of 1.07 (U.S. dollar to Canadian dollars) as at May 31, 2007, this amount is equivalent to $133,750.
(4) The Company anticipates that the general and administrative expenses of $65,750 per month will be allocated as follows: rent and overhead ($10,450); management salaries ($16,900); staff ($15,150); investor relations matters ($7,500); accounting ($5,000); and legal fees ($5,000); regulatory and transfer agent fees and other contingencies ($5,750).

The Company intends to spend the funds available to it as stated in this prospectus. There may be circumstances, however, where, for sound business reasons, a reallocation of funds may be necessary.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following selected data are derived from the Company's audited financial statements and notes thereto which are included herein. The following information should be read in conjunction with the referenced financial statements and the notes thereto.

Operating Data	Three Months Ended March 31, 2007 (Audited)	From April 13, 2006 to December 31, 2006 (Audited)
Total operating revenues	Nil	Nil
Total non-operating revenues	$3,269	$9,302
Total expenses	$247,278	$403,845
Net loss for the period	$244,009	$394,543
Basic and diluted net loss per share	$0.03	$0.03

Balance Sheet Data	Three Months Ended March 31, 2007 (Audited)	As at December 31, 2006 (Audited)
Total assets	$948,460	$1,330,914
Total long-term liabilities	Nil	Nil
Total liabilities	$88,163	$46,963
Shareholders equity	$860,297	$1,283,951

Dividends

There are no restrictions in the Company's Articles or elsewhere which could prevent the Company from paying dividends.

It is not contemplated that any dividends will be paid on any shares of the Company in the immediate future, as it is anticipated that all available funds will be invested to finance the growth of the Company's business. The directors of the Company will determine if and when dividends will be declared and paid in the future from funds properly applicable to the payment of dividends based on the Company's financial position at the relevant time. All of the Common Shares are entitled to an equal share in any dividends declared and paid.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Overview

The Company is in the business of exploring mineral properties in the State of Nevada, United States. Substantially all of the efforts of the Company are devoted to these business activities. To date, the Company has not earned any revenue from operations and is considered to be in the exploration stage.

The following discussion and analysis should be read in conjunction with the audited financial statements of the Company for the financial periods ended December 31, 2006 and March 31, 2007 and accompanying notes thereto. These financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The Company maintains its accounts in Canadian dollars.

Results of Operations

From April 13, 2006 (Date of Incorporation) to December 31, 2006

The Company is presently engaged in exploration activities and therefore, has no expectation of profits unless a project achieves production. The Company's losses are comprised of two principal elements: mineral property operations and other operations. Investment income from short-term deposits partially offsets these expenses.

The Company expensed $152,586 in exploration costs, of which $130,898 was spent on the Wilco property. The largest portion of the exploration costs ($126,830) was spent conducting geological mapping and sampling on the Wilco property. The Company's geologist and geologic contractors completed detailed mapping in the Colado Resource and Willard Mine areas. The mapping in the Colado Resource area was used to construct 32 geologic and mineral envelop cross-sections that were used in calculating a resource estimate of Colado, and to produce the technical report for the Wilco project. Nominal amounts were also spent on the exploration of the Coal Canyon and Gold Ridge properties. The Company also spent $16,834 in primarily conducting geologic mapping and sampling on the Broken Hills property, which property the Company subsequently decided not to pursue based on its evaluation of the merits of the property.

Other operations consist of interest income and administrative expenses. Administrative expenses totaled $219,949 with stock-based compensation accounting for 25% ($55,423) of these costs. This expense does not reflect an outlay of cash. Of the total spent on administrative expenses, $32,500 was spent on accounting and audit expenses, and $34,486 on office and administration. The accounting and audit expense figure includes $22,500 for accounting and administrative services provided by a company of which the Chief Financial Officer serves as its President and director. Interest income of $9,302 reduced the amount of the loss from other operations to $210,647.

The Company spent $631,302 acquiring its mineral property interests. Acquisition costs include holding and staking costs. The largest portion of the acquisition costs ($563,975) was spent acquiring, holding and staking Wilco property. This cost of acquisition includes 5,000,000 Common Shares issued to the assignor of the property (of which 2,500,000 Common Shares were subsequently cancelled - see "Consolidated Capitalization" and "Prior Sales"). As the Company's shares are not publicly traded, these shares were issued at a deemed value of $500,000, based on the price of shares issued in the Company's private placement at about that time. The Company also spent $50,903 holding, and $5,172 staking claims in respect of, the Wilco property. The Company further spent $22,130 and $13,887 staking the Coal Canyon and Gold Ridge properties, respectively. A further $31,310 was spent acquiring and holding the Broken Hills property. The Company ultimately determined that this property's mineral potential was unsatisfactory for its purposes and the Company no longer has any interest in this property. All costs associated with the Broken Hills property have been expensed.

Three Months Ended March 31, 2007

Comparative figures are not presented as the Company was incorporated on April 13, 2006.

During the three months ended March 31, 2007, the Company expensed $59,431 in mineral property costs. Of this amount, $50,770 was spent on geological costs, consisting primarily of the salary of the Company's geologist, who was employed fulltime in January 2007, and payments to geological consulting firms for refining the geological and drill hole databases in respect of the Wilco property.

For the period ended March 31, 2007, administrative expenses totalled $187,847. Approximately 40% of this cost was paid in wages and bonuses ($75,653). The Company paid a bonus of $25,000 each to a company controlled by its President and Chief Executive Officer, and to a company controlled by its Chairman, for services provided to the Company since its inception. In addition, the Company now has two full time office managers: one in its Reno, Nevada office, and the other in its Vancouver office. A company that has directors in common reimburses one-half of the Vancouver office manager's salary. The Company also spent $22,658 on office and administration, the largest components of which are telephone and related communication costs of $1,889, and automobile/transportation costs of $5,160.

Interest income of $2,209 was earned on short-term deposits, and administrative overhead recovered of $1,060, thereby reducing the amount of the loss from other operations to $184,578.

The Company spent a further $122,929 acquiring and holding its mineral properties. This includes $41,023 spent acquiring, and $2,172 staking, further claims within the Wilco property. The acquisition cost of $41,023 includes a prepayment of US$25,000 made to the vendor of the Wilco property. A further $49,140 was spent staking the Coal Canyon property, and $30,594 on staking the Gold Ridge property.

The value attributable to the acquisition price of the Wilco property was reduced by $250,000 because 2,500,000 of the 5,000,000 shares issued to the vendor of the property were cancelled. The deemed value of the remaining 2,500,000 shares remained at $0.10 a share.

Liquidity and Capital Resources

Since its inception, the Company's capital resources have been limited to the amount raised from the sale of equity. The Company has had to rely primarily upon the sale of equity securities for cash required for exploration and development purposes, for acquisitions and to fund the administration of the Company. Since the Company does not expect to generate any revenues in the near future, it will have to continue to rely primarily upon sales of its equity to raise capital. There can be no assurance that equity financing will always be available to the Company in any amount. Mining exploration is a capital-intensive business with periods of many years from initial exploration to any prospect of revenues. This nature of the mining business increases risks of insufficient capital resources above the risk level of many other businesses. See "Risk Factors".

In light of the TSX Venture Exchange's policies, the Company cancelled 6,000,000 Common Shares previously issued in April 2006 to certain founders of the Company at an issue price of $0.00001 per share. On March 30, 2007, the Company reissued 3,000,000 Common Shares to the founders at a price of $0.01 per share (in respect of 2,750,000 reissued Common Shares) and $0.05 per share (in respect of 250,000 reissued Common Shares) for aggregate proceeds of $40,000.

The Company has completed three private placements since incorporation. The first closed on July 31, 2006 when the Company issued 8,417,000 Common Shares at a price of $0.10 per share, raising a total of $841,700. The second private placement closed on January 22, 2007, when the Company issued 700,000 Common Shares at a price of $0.40 per share, raising a total of $280,643. The third private placement closed on May 7, 2007, when the Company issued 668,867 Common Shares at a price of $0.45 per share, raising a total of $300,990.

Other than as described under "The Wilco Property" and "Use of Proceeds", the Company does not have any commitments for material expenditures over either the near or long term and none are presently contemplated over normal operating requirements.

Changes in Accounting Policies

The Company previously accounted for its mineral property interests by expensing to operations the costs of acquisition and exploration as they were incurred. Future acquisition, exploration and development costs would be capitalized for a property when the existence of a mineral reserve on that property had been established.

In contemplation of the policies of the TSX Venture Exchange and the securities commissions, the Company decided during the period ended March 31, 2007 to capitalize all costs relating to the acquisition of properties and to expense exploration costs as incurred. As a result of this change, mineral property acquisition costs of $599,992 incurred during the period ended December 31, 2006 were retroactively capitalized as at December 31, 2006 and the deficit at that date was reduced by the same amount.

DESCRIPTION OF SECURITIES DISTRIBUTED

Share Capital

The Company is authorized to issue an unlimited number of common shares (the "Common Shares") without par value and an unlimited number of preferred shares (the "Preferred Shares") without par value. As at the date of this prospectus, 15,285,867 Common Shares and nil Preferred Shares were issued and outstanding as fully paid and non-assessable shares.

Common Shares

All of the Common Shares rank equally as to voting rights, participation in a distribution of the assets of the Company on a liquidation, dissolution or winding-up of the Company and the entitlement to dividends. The holders of the Common Shares are entitled to receive notice of all meetings of shareholders and to attend and vote at the meetings. Each Common Share carries with it the right to one vote.

In the event of the liquidation, dissolution or winding-up of the Company or other distribution of its assets, the holders of the Common Shares will be entitled to receive, on a pro rata basis, all of the assets remaining after the Company has paid out its liabilities. Distributions in the form of dividends, if any, will be set by the board of directors.

Provisions as to the modification, amendment or variation of the rights attached to the Common Shares are contained in the Company's Articles and the BCA. Generally speaking, substantive changes to the share capital require the approval of the shareholders by special resolution passed by a majority of not less than two-thirds of the votes cast in person or by proxy by holders of the Common Shares.

Warrants

The Company is authorized to issue Warrants pursuant to the Offering. Each Warrant is transferable and will entitle the holder to acquire one Common Share at a price of $0.75 per share for a period of two years from the closing of the Offering.

The terms governing the Warrants will be set out in a warrant agreement (the "Warrant Agreement") between the Company and Pacific Corporate Trust Company and will include, among other things, provisions for the appropriate adjustment of the class and number of the Common Shares issuable pursuant to any exercise thereof upon the occurrence of certain events, including any subdivision, consolidation or reclassification of the Common Shares, payment of stock dividends to holders of all of the Common Shares, capital reorganization of the Company or any merger, consolidation or amalgamation of the Company with another corporation or entity.

The Warrants and the Common Shares issuable upon exercise of the Warrants have not been registered under the 1933 Act or the securities laws of any state of the United States, and the Warrants may not be exercised in the United States or by, or for the account or benefit of a U.S. Person or a person within the United States, unless an exemption from such registration requirements is available. See "Plan of Distribution".

Holders of Warrants do not as such have any voting right or other right attached to Common Shares until the Warrants are duly exercised as provided for in the certificate representing the Warrants and in the Warrant Agreement.

Agent's Compensation Option

The Company is authorized to issue a Compensation Option entitling the Agent to acquire that number of Common Shares equal to 9% of the number of Units sold pursuant to the Offering at a price of $0.50 per Common Share for a period of two years from the closing of the Offering. A total of 900,000 Common Shares are reserved for issuance by the Company pursuant to the exercise of the Compensation Option (assuming the full exercise of the Over-allotment Option). The terms governing the Compensation Option will be set out in the certificate representing the Compensation Option. The Agent, as a holder of the Compensation Option, will not as such have any voting right or other right attached to Common Shares until the Compensation Option is duly exercised as provided for in the certificate representing the Compensation Option.

CONSOLIDATED CAPITALIZATION

The following table sets out the Company's consolidated capitalization as at the dates indicated thereon and includes the Company's consolidated capitalization after giving effect to the Offering. The table should be read in conjunction with the Company's financial statements and accompanying notes, which are attached to this prospectus.

Designation of Security	Amount Authorized	Outstanding at December 31, 2006 (audited)	Outstanding at March 31, 2007 (audited)	Outstanding at Date hereof (unaudited)	Outstanding at Date hereof assuming Completion of Offering(1)(2)(3) (unaudited)
Common Shares(4)(5)	unlimited	$1,338,219 (19,417,000)(6)	$1,406,337 (14,617,000)	$1,707,327 (15,285,867)	$5,707,327 (23,285,867)
Preferred Shares	unlimited	Nil	Nil	Nil	Nil

(1) Does not include any Common Shares issuable to the Agent in the event that the Agent elects to receive its Commission and Corporate Finance Fee payable in Units. See under "Plan of Distribution". Also does not include Common Shares reserved for issuance pursuant to the exercise of outstanding stock options. See "Options and Other Rights to Purchase Shares".
(2) Does not include exercise of the Over-allotment Option nor the issuance of additional Common Shares to a shareholder of the Company in the event that the Common Shares are not listed for trading on a North American stock exchange by July 31, 2007. See "Prior Sales".
(3) See "Use of Proceeds" for the proceeds after giving effect to the Offering and deducting the expenses of the issue.
(4) Pursuant to the Offering, the Company will issue Warrants to acquire an aggregate of 4,000,000 Common Shares (5,000,000 Common Shares, if the Over-allotment Option is exercised in full).
(5) On closing of the Offering, the Company will issue a Compensation Option to the Agent to acquire an aggregate of 720,000 Common Shares (900,000 Common Shares, if the Over-allotment Option is exercised in full).
(6) On March 30, 2007, a total of 8,500,000 Common Shares were cancelled and 3,000,000 Common Shares were re-issued to certain founders of the Company. See "Prior Sales".

OPTIONS AND OTHER RIGHTS TO PURCHASE SHARES

As at the date of this prospectus, there are incentive stock options to acquire 1,490,000 Common Shares and no warrants or other convertible securities outstanding. Upon completion of the Offering, incentive stock options to acquire 1,790,000 Common Shares and the Agent's Compensation Option will be issued and outstanding. See "Plan of Distribution" and "Material Contracts".

On September 5, 2006, the Board of Directors of the Company adopted an incentive Stock Option Plan (the "Plan") pursuant to which options may be granted to directors, officers, employees and consultants of the Company. The Plan may be administered by the Board of Directors of the Company or a committee of the Board of Directors.

The following is a summary of the terms of the Plan:

1. The number of Common Shares to be reserved and authorized for issuance pursuant to options granted under the Plan is 10% of the issued and outstanding common shares of the Company from time to time;

2. Under the Plan, the aggregate number of optioned shares granted to any one optionee in a 12-month period must not exceed 5% of the issued and outstanding Common Shares. The number of optioned shares granted to any one consultant in a 12-month period must not exceed 2% of the issued and outstanding Common Shares. The aggregate number of optioned shares granted to optionees who are employed to provide investor relations activities must not exceed 2% of the issued and outstanding shares in any 12-month period;

3. The exercise price for options granted under the Plan will not be less than the market price of the Common Shares less applicable discounts permitted by the stock exchange on which the Common Shares are listed;

4. Options will be exercisable for a term of up to five years (if the Company is a Tier 2 issuer) or ten years (if the Company is a Tier 1 issuer), subject to earlier termination in the event of death or the optionee's cessation of services to the Company;

5. Options will not be subject to any particular vesting provisions, except as may be stipulated in an optionee's option agreement and in accordance with the rules of the stock exchange on which the Common Shares are listed; and

6. Options granted under the Plan are non-assignable, except by will or the laws of descent and distribution.

The following table summarizes options to acquire Common Shares that have been granted by the Board of Directors of the Company that are outstanding at the date of this prospectus and which will be granted and held on completion of the Offering.

Category	Date of grant	Aggregate Options Granted[1]	Exercise price[2]	Expiry Date
Options held by all executive officers (4 individuals in the aggregate)	October 12, 2006 October 12, 2006	175,000 650,000	$0.40 $0.50[3]	October 12, 2011 October 12, 2011
Options held by all directors who are not also executive officers (2 individuals in the aggregate)	March 14, 2007 January 19, 2007	200,000 150,000	$0.40 $0.40	March 14, 2012 January 19, 2012
Options held by all other employees	October 12, 2006 January 19, 2007	30,000 100,000	$0.40 $0.40	October 12, 2011 January 19, 2012
Options held by all consultants	October 12, 2006	185,000	$0.40	October 12, 2011
Options to be granted to a consultant upon completion of Offering[4]	Date of completion of the Offering	300,000	$0.50	June 1, 2009
TOTAL		1,790,000		

(1) These options vest as to 25% of the optioned shares on the date of grant and an additional 25% of the optioned shares vest every six months thereafter.
(2) As the Company's common shares are not listed on a stock exchange at the date of grant, the market value of the securities underlying the options on the date of grant is not readily available. The exercise price is the directors' best estimate of the market value of the underlying securities on the date of grant.
(3) These consist of options granted to Joe Kajszo to acquire 300,000 Common Shares and options granted to William C. Howald to acquire 350,000 Common Shares. These options were repriced on June 14, 2007 from an exercise price of $0.40 per share to $0.50 per share.
(4) These options will be granted pursuant to the Investor Relations Agreement. See "Material Contracts".

PRIOR SALES

The following table summarizes the shares which have been issued by the Company since the date of incorporation (April 13, 2006) to the date of this prospectus:

Date	Number of Securities	Type of Securities	Issue Price	Purpose of Issuance
May 25/06	2,500,000	Common Shares	$0.000001	Issued for property acquisition[1]
July 31/06	8,417,000	Common Shares	$0.10	Private Placement[2]
January 22/07	700,000	Common Shares	$0.40	Private Placement
March 30/07	3,000,000	Common Shares	$0.01 - $0.05	Re-issued to Founders[3]
May 7/07	668,867	Common Shares	$0.45	Private Placement
	15,285,867	Total Issued		

(1) For accounting purposes, these Common Shares were valued at $0.10 per share. These Common Shares were issued to NADR in consideration for the assignment of its interest in the Wilco Agreement to the Company. See "The Business of the Company – Acquisition of Wilco Property". Initially, 5,000,000 Common Shares were issued to NADR for the assignment; however, the Company, NADR and a third party agreed to cancel 2,500,000 of the 5,000,000 Common Shares.
(2) Pursuant to an agreement between the Company and a holder of 1,000,000 of these Common Shares, if the Company's shares are not listed for trading on a North American stock exchange by July 31, 2007, the holder is entitled to receive 2% of the number of Common Shares it originally purchased for no additional consideration, and an additional 2% of the number of Common Shares it originally purchased for no additional consideration every 30 days thereafter (up to a maximum of 150,000 Common Shares) until the Company's shares are listed for trading on a North American stock exchange.
(3) These shares were re-issued to the founders of the Company further to the surrender and cancellation of 6,000,000 Common Shares previously issued to them in April 2006 at a price of $0.00001 per share. In light of the TSX Venture Exchange's policies, the Company determined that it was in its best interests to cancel the 6,000,000 Common Shares and re-issue new Common Shares equal to one-half of the originally issued shares at an issue price of $0.01 per share (with respect to 2,750,000 Common Shares) and $0.05 per share (with respect to 250,000 Common Shares).

ESCROWED SECURITIES

Pursuant to the Canadian Securities Administrators' National Policy 46-201 ("NP 46-201"), Joe Kajszo and William C. Howald will be required to enter into an escrow agreement (the "Escrow Agreement") with the Company and Pacific Corporate Trust Company, as escrow agent, effective the date of completion of the Offering. The other directors and senior officers of the Company are not subject to escrow pursuant to NP 46-201 as their holdings of securities of the Company individually carry less than 1% of the voting rights attached to the Company's securities that are issued and outstanding on a fully diluted basis. Pursuant to NP 46-201, the Common Shares held by Cynthia Howald, the spouse of William C. Howald, will also be escrowed.

Accordingly, a total of 3,250,000 Common Shares (the "Escrowed Securities") held by the persons below (the "Principals") will be deposited into escrow pursuant to the Escrow Agreement as follows:

Name	Common Shares in Escrow	Percentage of Shares Prior to Offering[1]	Percentage of Shares After Completion of Offering[1][2]
JOE KAJSZO	1,375,000[3]	9.00%	5.90%
WILLIAM C. HOWALD	1,375,000	9.00%	5.90%
CYNTHIA HOWALD	500,000	3.27%	2.15%

(1) Without giving effect to the exercise of the Warrants, Agent's Compensation Option and outstanding stock options.
(2) Does not include exercise of the Over-allotment Option.
(3) These shares are held by Zappa Capital Corp., a company controlled by Joe Kajszo.

Under National Policy 46-201 (the "Policy"), the Company will be an "emerging issuer" within the meaning of the Policy because it meets the Tier 2 listing requirements of the TSX Venture Exchange. Accordingly, the Escrowed Securities will be subject to a three year automatic time release escrow in equal tranches at 6 month intervals (ie., 15% of each Principal's holding released in each tranche) with 10% of each Principal's securityholdings being exempt from escrow effective on the date the Common Shares are listed on the TSX Venture Exchange.

Other Restricted Securities

Seed capital shares (being all shares issued by the Company prior to the Offering which are not subject to the above escrow restrictions) are subject to the TSX Venture Exchange's seed share resale restrictions (the "SSRRs") as outlined in TSX Venture Exchange Policy 5.4. The application of these restrictions and the duration of any hold period is dependent upon the length of time the seed shares have been held and the price paid for the Common Shares relative to the initial public offering price. Applying the SSRRs to the seed shares of the Company, the TSX Venture Exchange will require:

(a) Holders of an aggregate of 2,875,000 Common Shares to enter into a Value Security Escrow Agreement with an escrow agent which provides for the same release schedule as the Escrowed Securities; and

(b) An aggregate of 7,817,000 Common Shares to be subject to a hold period of up to one year, with 20% released every three months and the first release to occur on closing of the Offering, assuming that such Common Shares will have been held for less than one year as at the closing of the Offering.

PRINCIPAL SHAREHOLDERS

As at the date hereof, no person beneficially owns, directly or indirectly, or exercises control or direction over, shares carrying more than 10% of the voting rights attached to the Company's issued and outstanding Common Shares, except as shown below.

Name	Common Shares owned before giving effect to the Offering	%	Common Shares owned after giving effect to the Offering[1]	%[2][3]
NORTH AMERICAN DIVERSIFIED RESOURCES CORPORATION	2,250,000	14.72%	2,250,000	9.66%

(1) Assuming no Units are purchased pursuant to the Offering.
(2) Without giving effect to the exercise of outstanding stock options, Warrants or the Agent's Compensation Option.
(3) Does not include exercise of the Over-allotment Option.

DIRECTORS AND OFFICERS

The names, municipality of residence and present and principal occupations of each of the directors and executive officers of the Company are set forth in the following table. Each director is appointed for a term expiring on the date of the Company's next annual general meeting.

Name and Municipality of Residence	Position Within the Company	Director or Officer Since	Present and Principal Occupation for the Past Five Years
WILLIAM C. HOWALD Sparks, Nevada, USA.	President, Chief Executive Officer and Director	April 13, 2006	Vice President Exploration and Corporate Development of Fortune Valley Resources Inc., a mineral exploration company, from April 2006 to present; Tanadog Management and Technical Services Inc., a mineral consulting company, from March 2006 to Present; Director of Soho Resources Corp. from July 2006 to Present; General Manager, Exploration of Placer Dome Inc. from October 2002 to March 2006; Various exploration positions within Placer Dome Inc. in the USA and Latin America from April 1991 to October 2002.
JOE KAJSZO[1] West Vancouver, British Columbia, Canada	Chairman and Director	April 13, 2006	Consultant, Blue Dolphin Enterprises Ltd., a consulting company, from November 2004 to present; President of Nevada Pacific Gold Ltd., a mining company, from July 1997 to November 2004
CHARLES RUSSELL[1] St. Peter Port, Guernsey	Director	January 22, 2007	Retired from December 1994 to present

Name and Municipality of Residence	Position Within the Company	Director or Officer Since	Present and Principal Occupation for the Past Five Years
JONATHAN CHALLIS[1] Sevenoaks, Kent, United Kingdom	Director	March 14, 2007	President, CEO and Director of Shore Gold Inc., a mining company, from 1999 to December 2003; President, COO and Director of Cornerstone Capital Resources Inc., a mineral exploration company, from January 2004 to January 2005; President and Director of Solex Resources Corporation, a mineral exploration company from February 2005 to present
MARK T. BROWN Vancouver, British Columbia Canada	Chief Financial Officer	September 1, 2006	President of Pacific Opportunity Capital Ltd., a consulting company, from May 2002 to present (Vice President from December 1997 to April 2002); CFO of Fortune Valley Resources Inc., a mineral exploration company, from September 2006 to present; CFO of Deal Capital Ltd., a capital pool company, from June 2006 to present; CFO of Rare Element Resources Ltd., a mining company, from November 2003 to present (President from June 1999 to November 2003); CFO of Target Exploration & Mining Ltd. from December 2004 to May 2006; CFO of Portal Resources Ltd., a mineral exploration company, from August 2000 to October 2005; President of Sutter Gold Mining Inc. from August 2002 to December 2004 (CFO from November 2000 to August 2002); and President of Ameriplas Holdings Ltd., a plastic preform manufacturing company, from August 2002 to November 2003
BERNARD POZNANSKI Vancouver, British Columbia Canada	Corporate Secretary	April 13, 2006	Partner, Koffman Kalef LLP, a law firm, from 1993 to present

(1) Audit Committee Member.

As at the date hereof, the directors and executive officers of the Company as a group beneficially own, directly or indirectly, or exercise control or direction over, an aggregate of 2,875,000 Common Shares representing 18.81% of the currently issued and outstanding Common Shares, or 12.35% of the outstanding Common Shares assuming the completion of the Offering (not including exercise of the Over-allotment Option) and assuming that no additional Common Shares are purchased by such individuals pursuant to this prospectus or are acquired on the exercise of any stock options.

Corporate Cease Trade Orders or Bankruptcies

No director or officer of the Company or, to the knowledge of management, a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, is, or within 10 years before the date of this prospectus has been, a director or officer of any other issuer that, while that person was acting in that capacity,

(a) was the subject of a cease trade or similar order, or an order that denied the other issuer access to any statutory exemptions, for a period of more than 30 consecutive days; or

(b) became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Penalties or Sanctions

Except as disclosed below, no director or officer of the Company or, to the knowledge of management, a shareholder holding sufficient securities of the Company to affect materially the control of the Company, has

(a) been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority; or

(c) been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor making an investment decision.

Bernard Poznanski, Corporate Secretary of the Company, was a director and Corporate Secretary of Energem Resources Inc. ("Energem") when certain management cease trade orders were issued against the insiders of Energem. Mr. Poznanski ceased to be a director and Corporate Secretary of Energem on May 1, 2006. Particulars of the orders are as follows:

(a) On March 7, 2006, the Executive Director of the British Columbia Securities Commission (the "BCSC") issued a management cease trade order in connection with the late filing of Energem's failure 2005 comparative annual financial statements, 2005 annual MD&A and a 2005 Annual Information Form. The management cease trade order was revoked on May 31, 2006 after the relevant documents were filed.

(b) On April 20, 2005, the Executive Director of the BCSC issued a management cease trade order in connection with the late filing of Energem's 2004 comparative annual financial statements, 2005 first interim period financial statements and MD&A for the 2005 first interim period. The management cease trade order was revoked on June 2, 2005 after the relevant documents were filed.

(c) On April 25, 2002, the Ontario Securities Commission issued a temporary management cease trade order (which was extended on May 9, 2002) in connection with the late filing of Energem's 2001 annual financial statements. The management cease trade order expired on June 10, 2002 after the relevant documents were filed.

Personal Bankruptcies

No director or officer of the Company or, to the knowledge of management, any shareholder holding sufficient securities of the Company to affect materially the control of the Company, nor any personal holding company of any such person has, within the 10 years before the date of this prospectus, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangements or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

Conflicts of Interest

Certain directors and officers of the Company also hold positions as directors or officers of other companies. Some of the directors and officers have been and will continue to be engaged in the identification and evaluation of mineral resource properties, with a view to potential acquisition of interests for exploration and development of these properties on their own behalf and on behalf of other companies. In order to limit situations where the directors and officers may be in direct competition with the Company, any acquisition by, or any opportunity to acquire an interest made available to, any director or officer of the Company in any mineral property located within the State of Nevada, USA, must be fully disclosed to the Board and be made available to the Company. Despite the foregoing, conflicts of interest may still arise as a result of the directors and officers of the Company also holding positions as directors or officers of other companies which are in the business of mineral exploration and development. See "Risk Factors".

In the opinion of management of the Company, there are no existing or potential conflicts of interest between the Company, or its subsidiary and any director or officer of the Company or its subsidiary, which could reasonably be expected to affect an investor's investment decision, except as disclosed elsewhere in this prospectus.

Management of the Company

The experience and relevant educational background of the Company's directors and officers are as follows:

William C. Howald, President, Chief Executive Officer and Director (Age: 45). Mr. Howald has a B.Sc. in Geological Engineering from the Montana College of Mineral Science and Technology, and is a certified professional geologist. Mr. Howald served as General Manager of the United States and Latin America Exploration for Placer Dome Inc. from October 2002 through March 2006, at which time Barrick Gold Corporation acquired Placer Dome Inc. Prior to this, Mr. Howald was Exploration Manager, United States Generative for Placer Dome Inc. Mr. Howald will expend approximately 60% of his time on the Company's affairs. Mr. Howald has 22 years experience in the international gold exploration and mining industry, gained primarily in the Western United States, Mexico, Central and South America. He has worked for senior producers Newmont Mining Corporation, Phelps Dodge Corporation, and most recently, Placer Dome (now Barrick Gold Corporation).

Mark T. Brown, Chief Financial Officer (Age: 39). Mr. Brown obtained a B.Comm. degree from the University of British Columbia and is a Chartered Accountant. He is the President of Pacific Opportunity Capital Ltd., a company that advises and invests in emerging companies. He was formerly employed by PricewaterhouseCoopers, Miramar Mining Corporation and Eldorado Gold Corporation, and is a director or officer of several mineral resource companies. His broad experience includes raising equity and debt capital, negotiating acquisitions and dispositions, establishing and cooperating rapid growth companies and managing tax planning. Mr. Brown anticipates spending 20% of his time on the affairs of the Company for the year following completion of the Offering.

Jonathan Challis, Director (Age: 55). Mr. Challis is a mining engineer with an MBA degree from Cranfield University. Within the last five years Mr. Challis has served as President, CEO and Director of Shore Gold Inc. (diamond exploration) from 1999 to December 2003; President, COO and Director of Cornerstone Capital Resources Inc. (gold exploration) from January 2004 to January 2005; and President and Director of Solex Resources Corporation (uranium exploration) from February 2005 to present. He is currently a director of Peregrine Diamonds Ltd., Crossroads Exploration, Russian Diamonds plc, Doubloon Exploration Corp. and Peregrine Metals Ltd. Mr Challis has over 30 years experience in the operation, management, financing and analysis of mining projects around the world.

Joe Kajszo, Chairman and Director (Age: 51). Mr. Kajszo has a Bachelor of Arts in Geology from California State University, Chico. Mr. Kajszo served as President and Director of Nevada Pacific Gold Ltd. from July 1997 to November 2004. From December 2004 to present, Mr. Kajszo has been a self-employed consultant through his private company, Blue Dolphin Enterprises Ltd. Nevada Pacific and Blue Dolphin are not affiliated with the Company. Mr. Kajszo is also an independent director of Channel Resources Ltd. Mr. Kajszo will expend approximately 60% of his time on the Company's affairs. Mr. Kajszo has 26 years of experience in the mining and mineral exploration industry worldwide including direct involvement in projects in Africa, China and North and South America.

Charles Russell, Director (Age: 73). Mr. Russell has a Fellow Institution of Materials, Mining and Metallurgy (FIMMM) from Camborne School of Mines in Cornwall, UK. Mr. Russell has been retired from June 1996 to present. He is also an independent Director of Golden Reign Ltd. Mr. Russell has 50 years of experience in the mining industry including VP Mining & Technology for Ivanhoe Capital Corp., General Manager for Ashanti Gold Fields in Ghana and General Manager for National Iron Ore Co. in Liberia.

Bernard Poznanski, Corporate Secretary (Age: 53). Mr. Poznanski has been a partner of Koffman Kalef LLP, Business Lawyers, since its inception in April 1993. Mr. Poznanski is the Corporate Secretary of the Company. Mr. Poznanski has acted as counsel for a wide variety of companies listed on the TSX, the former Canadian Venture Exchange (now the TSX Venture Exchange), the American Stock Exchange and NASDAQ. His practice areas are focused on advising mining and technology companies in connection with corporate finance and corporate/commercial matters and international projects. Mr. Poznanski has a Bachelor of Science (Honours) degree from the University of Guelph, a Bachelor of Laws degree from the University of Ottawa and a Master of Laws degree in International Commercial Law from McGill University and is a member of the Law Societies of British Columbia (since 1987) and Alberta (since 1981) and a member of the Canadian Bar Association.

None of the foregoing persons has entered into a non-competition or non-disclosure agreement with the Company.

EXECUTIVE COMPENSATION

The following table provides a summary of compensation paid by the Company or its subsidiary to the Chief Executive Officer and the Chief Financial Officer of the Company (each, a "Named Executive Officer" or "NEO") for the period from April 13, 2006 (the date of incorporation of the Company) to March 31, 2007. No other person served as an executive officer of the Company and who received total salary and bonus exceeding $150,000.

NEO Name and Principal Position	Compensation[1]			Long-Term Compensation[1]			All Other Compensation[1] ($)
				Awards		Payouts	
	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/ SARS Granted (#)	Shares or Units Subject to Resale Restrictions ($)	Long Term Incentive Plan Payouts ($)	
WILLIAM C. HOWALD President and Chief Executive Officer	Nil	25,000[2]	See Note 3	350,000	Nil	Nil	Nil
MARK T. BROWN Chief Financial Officer	Nil	Nil	See Note 3	100,000	Nil	Nil	37,500[4]

(1) For the period from April 13, 2006 (the date of incorporation of the Company) to March 31, 2007.
(2) This bonus was paid to a company controlled by Mr. Howald for the provision of his services as President and Chief Executive Officer.
(3) The aggregate amount of prerequisites and other personal benefits, securities or property paid to each Named Executive Officer did not exceed the lesser of $50,000 and 10% of the total annual cash compensation and bonus of the Named Executive Officer for the applicable period.
(4) The amount of $37,500 was paid to Pacific Opportunity Capital Ltd. in respect of which Mark Brown serves as President and a director pursuant to a services agreement between Pacific Opportunity Capital Ltd. and the Company. See under "Pension and Retirement Plans, Employment Contracts and Payments made upon Termination of Employment".

Stock Options

The Company adopted a stock option plan on September 5, 2006. See "Options and Other Rights to Purchase Shares".

The table below sets out the grants of incentive stock options to the Named Executive Officers.

Name	Securities under options granted (#)	% of Total options granted to employees in financial year	Exercise or Base Price ($/Security)	Market value of securities underlying options on the date of grant ($/Security)	Expiration date
WILLIAM C. HOWALD	350,000[1]	33.7%	$0.50[2]	See Note 3	October 12, 2011
MARK T. BROWN	100,000[1]	9.6%	$0.40	See Note 3	October 12, 2011

(1) These options vest as to 25% of the optioned shares on October 12, 2006 (the date of grant) and an additional 25% of the optioned shares vest every six months thereafter.
(2) These options were repriced on June 14, 2007 from an exercise price of $0.40 per share to $0.50 per share.
(3) As the Company's shares were not listed on an exchange at the date of grant, a market value of the securities underlying the options on the date of grant is not readily available. The exercise price is the directors' best estimate of the market value of the underlying securities on the date of grant.

Directors' Fees

Except for the reimbursement of transportation and out-of-pocket expenses incurred by directors in connection with Board meetings, the Company has no standard arrangement pursuant to which the directors of the Company are paid cash compensation by the Company for their services in their capacity as directors or committee members. No cash compensation was paid to any director of the Company for the director's services as a director for the period from April 13, 2006 (the date of incorporation of the Company) to March 31, 2007.

Pension and Retirement Plans, Employment Contracts and Payments made upon Termination of Employment

The Company does not have in place any pension or retirement plan. There are no compensatory plans, contracts or arrangements where a Named Executive Officer or any other director or executive officer of the Company may be entitled to receive more than $100,000 from the Company in the event of the resignation, retirement or any other termination of the such person's service to the Company, a change of control of the Company, or a change in such person's responsibilities following a change of control.

There are no formal employment agreements between the Company and its executive officers. The Company has agreed to reimburse executive officers for any reasonable out-of-pocket expenses incurred in the course of carrying out their duties. From April 13, 2006 (the date of incorporation) to December 31, 2006, no such reimbursements were made by the Company.

The Company paid a bonus of $25,000 to each of a company controlled by William C. Howald and a company controlled by Joe Kajszo for the provision of their services as executive officers of the Company for the period from April 13, 2006 to March 31, 2007.

The Company has a consulting agreement with Pacific Opportunity Capital Ltd. ("Pacific Opportunity") pursuant to which Pacific Opportunity provides accounting and related services to the Company and the services of Mark T. Brown as the Company's Chief Financial Officer. Pursuant to the consulting agreement, Pacific Opportunity is paid a fee of $5,000 per month plus GST and office expenses. Mark T. Brown is the President and a director of Pacific Opportunity.

Compensation of Directors

Other than the grant of stock options under the Plan, no compensation has been paid, awarded or granted by the Company to the directors for their services as directors as at the date of this prospectus, nor are there any arrangements for any such compensation to be paid. Directors are entitled to be reimbursed for travel and other expenses properly incurred by them in attending meetings of the Board or any committee of the Board.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No indebtedness is owing to the Company or its subsidiary from any of the Company's current or former officers or directors or any of their associates, including in respect of indebtedness to others where the indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or its subsidiary.

PLAN OF DISTRIBUTION

Pursuant to an agency agreement (the "Agency Agreement") dated for reference June 19, 2007 between the Company and the Agent, the Company has retained the Agent to act as its agent to offer for sale to the public in the Provinces of British Columbia, Alberta and Ontario, on a commercially reasonable efforts basis in accordance with the terms of the Agency Agreement subject to prior sale, if, as and when issued by the Company, 8,000,000 Units at a price of $0.50 per Unit, for gross proceeds of $4,000,000.

Each Unit consists of one Common Share and one-half of a Warrant. Each whole Warrant will entitle the holder to acquire one additional Common Share ("Warrant Share") at an exercise price of $0.75 per Warrant Share for a period of two years following the issuance date of the related Warrant. The price of the Units was established by negotiation between the Company and the Agent.

The Company also granted the Agent an Over-allotment Option, exercisable by the Agent in whole or in part upon giving written notice to the Company not less than 48 hours prior to the closing of the Offering, to increase the size of the Offering by an additional 2,000,000 Units (for a total of 10,000,000 Units for aggregate gross proceeds of $5,000,000).

The Agent has agreed to use its "commercially reasonable efforts" to secure subscriptions for the Units offered hereunder on behalf of the Company, but is not obligated to buy any Units that are not sold. The obligations of the Agent under the Agency Agreement may be terminated at the discretion of the Agent and the Agent may withdraw subscriptions for Units on behalf of subscribers on the basis of its assessment of the state of the financial markets or upon the occurrence of certain stated events, including any material adverse change in the business or financial condition of the Company. The Agent may offer selling group participation to other registered dealers, with compensation to be negotiated between the Agent and such selling group participants, but at no additional cost to the Company.

Pursuant to the Agency Agreement, the Company has agreed to pay all costs and expenses of the Agent incurred in connection with the Offering, whether or not the Offering is completed, including the reasonable out-of-pocket expenses of the Agent and reasonable fees and disbursements of the Agent's counsel (in respect of which the Company has paid a deposit of $20,000). In addition, the Company has agreed to pay to the Agent a Corporate Finance Fee in the sum of $25,000 plus GST, of which the Company has paid the non-refundable sum of $13,250. The Company has also agreed to pay the Agent a Commission equal to 7% of the gross proceeds of the Offering. The Agent may elect to receive the Commission and Corporate Finance Fee in cash or, in whole or in part, in Units at a deemed issue price of $0.50 per Unit. Assuming the completion of the Offering and the full exercise of the Over-allotment Option, the aggregate Commission payable by the Company to the Agent would be $350,000 in cash (or, at the election of the Agent, up to 700,000 Units).

Upon completion of the Offering, the Company will also grant the Agent a non-transferable Compensation Option to acquire that number of Common Shares equal to 9% of the total number of Units sold under the Offering at a price of $0.50 per Common Share for a period of two years from the closing of the Offering. Assuming the completion of the Offering and the full exercise of the Over-allotment Option, the Company will grant the Agent a Compensation Option to acquire 900,000 Common Shares.

Subscriptions for Units will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Closing is conditional upon all conditions of closing specified in the Agency Agreement having been satisfied or waived. The completion of the sale of securities pursuant to the Offering will take place on such day as the Agent and the Company mutually agree upon. All subscription funds received will be returned to the subscribers by the Agent without interest, set-off or deduction if this Offering is not fully subscribed on or before the earlier of: (a) the day that is 90 days after the date a receipt is issued for the (final) prospectus; or (b) August 31, 2007 or such later date as the Company and the Agent may agree and the securities regulatory authorities may approve (the "Closing Date"). The Agent, pending the closing of the Offering, will hold all subscription funds received pursuant to the terms of the Agency Agreement. If the Offering is not fully subscribed by the Closing Date, the subscription proceeds received by the Agent in connection with the Offering will be returned to subscribers without interest or deduction unless such subscribers have otherwise instructed the Agent that they still wish to subscribe for Units under the Offering. Certificates representing the Common Shares and Warrants comprising the Units will be available for delivery on or about closing.

This prospectus qualifies the distribution of the Common Shares and Warrants comprising the Units offered for sale pursuant to the Offering, the grant of the Over-allotment Option and the distribution of the Units sold pursuant to the exercise thereof. This prospectus also qualifies the distribution of the Agent's Compensation Option and, in the event the Agent elects to receive its Commission and the Corporate Finance Fee in Units, the issuance of the Common Shares and Warrants comprising such Units.

This Offering is being made concurrently in the Provinces of British Columbia, Alberta and Ontario. Units may also be sold outside of Canada on a private placement basis without the filing of a prospectus, registration statement or other similar disclosure document pursuant to applicable and available statutory exemptions.

The TSX Venture Exchange has conditionally approved listing of the Common Shares and listing of the Warrants comprising the Units. Listing is subject to the Company fulfilling all of the requirements of the TSX Venture Exchange, including distribution of these securities to a minimum number of public securityholders.

The Units offered hereby and the Common Shares and Warrants comprising the Units and the Warrant Shares have not been and will not be registered under the 1933 Act or the securities laws of any state of the United States and, subject to certain exceptions, may not be offered, sold, pledged, transferred, exercised, or delivered, directly or indirectly, in the United States or to, or for the account or benefit of, a U.S. Person or a person within the United States, except as provided in the Agency Agreement in certain transactions exempt from the registration requirements of the 1933 Act and in compliance with any applicable state securities laws. The Agent has agreed that it will not offer, sell or deliver the Units or the Common Shares or Warrants comprising the Units within the United States, or to, or for the account or benefit of, a U.S. Person or person within the United States, except in accordance with the Agency Agreement. The Agency Agreement permits the Agent, acting through its U.S. broker-dealer affiliates, to designate institutional accredited investors that satisfy one or more of the criteria set forth in Rule 501(a)(1),(2),(3) or (7) of Regulation D under the 1933 Act to purchase Units directly from the Company in transactions exempt from registration pursuant to Rule 506 of Regulation D and/or section 4(2) under the 1933 Act. In addition, until 40 days after commencement of the Offering, an offer or sale of Units or Common Shares and Warrants comprising the Units within the United States by any dealer (whether or not participating in the Offering) may violate the registration requirements of the 1933 Act if such offer is made otherwise than in accordance with an exemption from registration under the 1933 Act.

RISK FACTORS

The Company, and thus the securities of the Company, should be considered a highly speculative investment and investors should carefully consider all of the information disclosed in this prospectus prior to making an investment in the Company. In addition to the other information presented in this prospectus, the following risk factors should be given special consideration when evaluating an investment in any of the Company's securities.

No Proven or Probable Reserves

Currently, the Company does not have any proven or probable reserves on any of its properties. No assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that the funds required for development can be obtained on a timely basis. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which include: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. If the Company is unable to upgrade its resource to proven and probable reserves in sufficient quantities to justify commercial operations, it would be unable to develop mines and its financial condition and results of operations would be adversely affected.

No Revenues

To date, the Company has not recorded any revenues from its operations nor has the Company commenced commercial production on any of its properties. The Company does not expect to generate revenues from operations in the foreseeable future. The Company expects to continue to incur losses unless and until such time as its properties enter into commercial production and generate sufficient revenues to fund its continuing operations. The development of the Company's properties will require the commitment of substantial resources to conduct the time-consuming exploration and development of properties. There can be no assurance that the Company will generate any revenues or achieve profitability. There can be no assurance that the underlying assumed levels of expenses will prove to be accurate. There can be no assurance that significant additional losses will not occur in the near future or that the Company will be profitable in the future. The Company's operating expenses and capital expenditures may increase in subsequent years as needed consultants, personnel and equipment associated with advancing exploration, development and commercial production of its properties are added. The amounts and timing of expenditures will depend on the progress of ongoing exploration and development, the results of consultants' analysis and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, the Company's acquisition of additional properties and other factors, many of which are beyond the Company's control.

Title to Properties

The acquisition of title to resource properties is a very detailed and time-consuming process. Title to, and the area of, resource claims may be disputed and additional amounts may be paid to surface rights owners in connection with any development of mining activity. Although the Company believes it has taken reasonable measures to ensure proper title to its properties, there is no guarantee that title to its properties will not be challenged or impaired.

There may be valid challenges to the title of the Company's properties which, if successful, could impair the Company's development and/or operations.

Approximately 65% of the Company's mineral rights consist of "unpatented" mining claims created and maintained in accordance with the U.S. General Mining Law of 1872. Unpatented mining claims are unique U.S. property interests, and are generally considered to be subject to greater title risk than other real property interests because the validity of unpatented mining claims is often uncertain. This uncertainty arises, in part, out of the complex federal and state laws and regulations that supplement the U.S. General Mining Law of 1872. Also, unpatented mining claims are always subject to possible challenges by third parties or contests by the federal government. The validity of an unpatented mining claim, in terms of both its location and its maintenance, is dependent on strict compliance with a complex body of federal and state statutory and decisional law. In addition, there are few public records that definitively control the issues of validity and ownership of unpatented mining claims.

In recent years, the U.S. Congress has considered a number of proposed amendments to the General Mining Law. Although no such legislation has been adopted to date, there can be no assurance that such legislation will not be adopted in the future. If ever adopted, such legislation could, among other things, impose royalties on production from currently unpatented mining claims located on federal lands. If such legislation is ever adopted, it could have an adverse impact on earnings from the Company's operations, and it could reduce estimates of the Company's present resources and the amount of the Company's future exploration and development activity on federal lands.

Insurance

Where considered practical to do so the Company maintains insurance against risks in the operation of its business and in amounts which it believes to be reasonable. Such insurance, however, contains exclusions and limitations on coverage. There can be no assurance that such insurance will continue to be available, will be available at economically acceptable premiums or will be adequate to cover any resulting liability. In some cases, coverage is not available or considered too expensive relative to the perceived risk.

Loss of Key Employees

The Company depends on a number of key employees, the loss of any one of whom could have an adverse effect on the Company.

Additional Funding Requirements

With the proceeds of the Offering, the Company will have sufficient financial resources to undertake its presently planned exploration and development Phase I programs. In order to maintain the Company's interests in its properties, the Company is required to make certain payments to third parties. In addition, further exploration on, and development of, the Company's mineral resource properties will require additional capital. The Company may require additional financing to meet its obligations under these agreements and there is no guarantee that such funds will be available. Failure to obtain such additional financing on a timely basis may cause the Company to postpone development plans, forfeit rights under various agreements or reduce or terminate operations.

In addition, a positive production decision on the Wilco Property would require significant capital for project engineering and construction. Accordingly, the continuing development of the Company's properties will depend upon the Company's ability to obtain financing through debt financing, equity financing, the joint venturing of projects, or other means. There is no assurance that the Company will be successful in obtaining the required financing for these or other purposes. Moreover, if additional financing is raised through the issuance of equity or convertible debt securities of the Company, the interests of shareholders in the net assets of the Company may be diluted.

Conflicts of Interest

The Company's directors and officers may serve as directors or officers of other natural resource companies or they may have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with the laws of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.

In order to limit situations where the directors and officers may be in direct competition with the Company, any acquisition by, or any opportunity to acquire an interest made available to, any director or officer of the Company in any mineral property located within the State of Nevada, USA, must be fully disclosed to the Board and be made available to the Company. Despite the foregoing, conflicts of interest may still arise as a result of the directors and officers of the Company also holding positions as directors or officers of other companies which are in the business of mineral exploration and development.

Enforcement of Legal Rights

In the event of a dispute arising at the Company's foreign operations, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdictions of courts in Canada. The Company may also be hindered or prevented from enforcing its rights with respect to a governmental entity or instrumentality because of the doctrine of sovereign immunity.

Exploration and Mining Risks

Resource exploration, development, and operations are highly speculative, characterized by a number of significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate – a combination including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. Few properties that are explored are ultimately developed into producing mines. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, cave-ins, land slides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs. The Company has relied and may continue to rely upon consultants and others for exploration, development, construction and operating expertise. Substantial expenditures are required to establish mineral reserves through drilling, to develop metallurgical processes to extract the metal from mineral resources and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining.

No assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which include: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot accurately be predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

The Company believes it has carefully evaluated and will continue to carefully evaluate the political and economic environment in considering properties for acquisition. There can be no assurance that additional significant restrictions will not be placed on the Company's properties or its operations. Such restrictions may have a materially adverse effect on the Company's business and results of operation.

Permits

Although the Company is currently applying for all consents which it requires in order to carry out its current drilling programs, the Company cannot be certain that it will receive the necessary permits on acceptable terms or at all, in order to conduct further exploration and to develop its properties. The failure to obtain such permits, or delays in obtaining such permits, could adversely affect the operations of the Company. Government approvals, approval of aboriginal people and permits are currently and may in the future be required in connection with the operations of the Company. To the extent such approvals are required and not obtained, the Company may be curtailed or prohibited from continuing its mining operations or from proceeding with planned exploration or development of mineral properties.

Resource Estimates

Although the mineral resource figures included herein have been carefully prepared, reviewed or verified by independent mining experts, these amounts are estimates only and no assurance can be given that any particular level of recovery of gold or other mineral from resources will in fact be realized or that an identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be economically exploited. Mineral resources which are not mineral reserves do not have demonstrated economic viability. Any material change in the quantity of mineralization, grade or stripping ratio, or the gold price may affect the economic viability of the Company's properties. In addition, there can be no assurance that gold recoveries or other metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production. Until mineral resources are actually mined and processed, the quantity of mineral and resource grades must be considered as estimates only.

Third Party Discretion

The Wilco Property is the Company's principal exploration project. Successful development of the property will depend, among other things, on the availability of financing for the capital expenditures necessary to develop the property. The Company is party to the Wilco Agreement with Newmont relating to the Wilco Property. Pursuant to the terms of that agreement, Newmont can earn a 60% interest in the Wilco Property by completing US$15 million in expenditures on the property by the 8th anniversary date of the JV Agreement (see "The Business of the Company – Acquisition of Wilco Property"). The Wilco Agreement permits Newmont to choose not to form a joint venture with the Company for any reason. If Newmont elects not to form the joint venture, the exploration and development of the Wilco Property could be delayed, and the Company would need to divert capital resources from other projects and/or seek alternative sources of outside capital. Outside capital may not be available on acceptable terms or at all. Internal resources, either alone or together with any available outside capital, may not be adequate to finance the exploration and development of the Wilco Property.

In addition, if Newmont chooses not to form a joint venture with the Company, or elects not to complete the US$15 million in expenditures within the stipulated time frame, Newmont may cause the Company to purchase all of Newmont's interest in the Wilco Property for the aggregate purchase price of US$2,000,000 (of which US$1,000,000 may be payable, at the sole discretion of the Company, in shares of the Company).

If, under the above circumstances, the Company does not have adequate financing to complete the buy-out of Newmont's interest, or to fund further exploration and development of the Wilco Property, its financial condition and results of operations would be adversely affected.

Regulatory Requirements

Mining operations, development and exploration activities are subject to extensive laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, environmental protection and remediation, protection of endangered and protected species, mine safety, toxic substances and other matters. Changes in these regulations or in their application are beyond the control of the Company and could adversely affect the Company's operations, business and results of operations. Failure to comply with the conditions set out in any permit or failure to comply with the applicable statutes and regulations may result in orders to cease or curtail operations or to install additional equipment. The Company may be required to compensate those suffering loss or damage by reason of its exploration activities.

Although management believes that the Company's exploration and development activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development.

Environmental Matters

All of the Company's operations are subject to environmental regulations which can make operations expensive or prohibit them altogether.

The Company is subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products that could occur as a result of its mineral exploration and development.

To the extent the Company is subject to environmental liabilities, the payment of such liabilities or the costs that it may incur to remedy environmental pollution would reduce funds otherwise available to it and could have a material adverse effect on the Company. If the Company is unable to fully remedy an environmental problem, it might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy. The potential exposure may be significant and could have a material adverse effect on the Company. The Company has not purchased insurance for environmental risks (including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration) because it is not generally available at a reasonable price.

All of the Company's exploration and development activities are subject to regulation under one or more of the various state and federal environmental laws and regulations. Many of the regulations require the Company to obtain permits for its activities. The Company must update and review its permits from to time, and is subject to environmental impact analyses and public review processes prior to approval of the additional activities. Environmental legislation and regulations are evolving in a manner which will require stricter standards. It is possible that future changes in applicable laws, regulations and permits or changes in their enforcement or regulatory interpretation could have a significant impact on some portion of the Company's business, causing those activities to be economically re-evaluated at that time. Those risks include, but are not limited to, the risk that regulatory authorities may increase bonding requirements beyond the financial capability of the Company or its subsidiaries. Inasmuch as posting of bonding in accordance with regulatory determinations is a condition to the right to operate under all material operating permits, increases in bonding requirements could prevent operations even if the Company and its subsidiaries were in full compliance with all substantive environmental laws.

Competition

The Company's business is intensely competitive and the Company competes with other mining companies, many of which have greater resources and experience. Competition in the precious metals mining industry is primarily for mineral rich properties which can be developed and can produce economically; the technical expertise to find, develop, and operate such properties; the labour to operate the properties; and the capital for the purpose of funding such properties. Many competitors not only explore for and mine precious metals, but conduct refining and marketing operations on a world-wide basis. Such competition may result in the Company being unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund its operations and develop its properties. The Company's inability to compete with other mining companies for these resources would have a material adverse effect on the Company's results of operation and business.

Ability to Attract and Retain Qualified Personnel

Recruiting and retaining qualified personnel is critical to the Company's success. The number of persons skilled in the acquisition, exploration and development of mining properties is limited and competition for such persons is intense. As the Company's business activity grows, additional key financial, administrative and mining personnel as well as additional operations staff will be required. Although the Company believes it will be successful in attracting, training and retaining qualified personnel, there can be no assurance of such success. If the Company is not successful in attracting, training and retaining qualified personnel, the efficiency of operations could be affected.

Absence of Public Trading Market

Currently there is no public market for the Common Shares, and there can be no assurance that an active market for the Common Shares will develop or be sustained after this Offering. If an active public market for the Common Shares does not develop, the liquidity of an investor's investment may be limited and the share price may decline below its initial public offering price.

The initial public offering price of the Common Shares has been determined by negotiations among the Company and the Agent based on numerous factors. This price may not be indicative of the market price or the fair market value for the Common Shares after this initial public offering. See "Plan of Distribution".

Securities of gold exploration companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally, and market perceptions of the relative attractiveness of particular industries. The Company's share price is also likely to be significantly affected by short-term changes in gold prices or in the Company's financial condition or results of operations as reflected in quarterly earnings reports. Other factors unrelated to the Company's performance that may have an effect on the price of the Common Shares include the following:

- the extent of analytical coverage available to investors concerning the Company's business may be limited if investment banks with research capabilities do not follow its securities;
- the limited trading volume and general market interest in the Company's securities may affect an investor's ability to trade the Common Shares;
- the relatively small size of the publicly held shares will limit the ability of some institutions to invest in the Company's securities; and
- a substantial decline in the Company's share price that persists for a significant period of time could cause its securities to be delisted from any stock exchange upon which they are listed, further reducing market liquidity.

As a result of any of these factors, the market price of the Common Shares at any given point in time may decline below the initial public offering price and not accurately reflect the Company's long-term value.

Gold and Silver Price Volatility

The profitability of the Company's operations if production commences will be significantly affected by changes in the gold and silver prices. Gold and silver prices can fluctuate widely and is affected by numerous factors beyond the Company's control, including industrial and jewelry demand, inflation and expectations with respect to the rate of inflation, the strength of the U.S. dollar and of other currencies, interest rates, gold sales by central banks, forward sales by producers, global or regional political or economical events, global and regional supply and demand, and production and cost levels in major gold-producing regions such as South Africa. In addition, gold and silver prices are sometimes subject to rapid short-term changes because of speculative activities. The supply of gold and silver consists of a combination of new production from mining and existing stocks of bullion and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals. As the amounts produced in any single year constitute a small portion of the total potential supply of gold and silver, typical variations in current production do not necessarily have a significant impact on the supply of gold and silver or its price. If gold and silver prices should decline and remain at low market levels for a sustained period, the Company could determine that it is not economically feasible to commence or continue activities or commercial production.

Foreign Currency Risks

The Company uses the Canadian dollar as its measurement and reporting currency, and therefore fluctuations in exchange rates between the Canadian dollar and other currencies may affect the results of operations and financial position of the Company. The Company does not currently have any foreign currency or commercial risk hedges in place. The Company raises a significant portion of its equity financings in Canadian dollars while foreign operations are predominately conducted in US dollars, except local salaries and expenses which are paid in Canadian dollars. Fluctuations in the exchange rates between the Canadian dollar and US dollar may have a favorable or unfavorable impact on the Company's financial condition.

PROMOTERS

Joe Kajszo and William C. Howald may be considered to be promoters of the Company under applicable securities laws by reason of both having taken the initiative in founding and organizing the business and enterprise of the Company. Mr. Kajszo is the Chairman and a director of the Company, and Mr. Howald is the President, Chief Executive Officer and a director of the Company. Mr. Kajszo indirectly controls 1,375,000 Common Shares representing 9.0% of the issued and outstanding Common Shares (or 5.9% of the issued and outstanding Common Shares assuming completion of the Offering and excluding the exercise of the Over-allotment Option). Mr. Howald beneficially owns 1,375,000 Common Shares representing 9.0% of the issued and outstanding Common Shares (or 5.9% of the issued and outstanding Common Shares assuming completion of the Offering and excluding the exercise of the Over-allotment Option).

LEGAL PROCEEDINGS

There are no legal proceedings of which the Company or its directors or officers are aware to which the Company is a party or to which its property is subject nor, to the best of the knowledge of management, are any such legal proceedings contemplated.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

None of the directors or executive officers of the Company, nor any associate or affiliate of a director or executive officer, nor any disclosed principal shareholder of the Company has had any direct or indirect material interest in any transaction or proposed transaction which has materially affected or would materially affect the Company since April 13, 2006 (the date of incorporation) to the date hereof, except as described herein and elsewhere in this prospectus.

The Company acquired its interest in the Wilco Property pursuant to an assignment of the Wilco Agreement by NADR to the Company. In consideration for the assignment, the Company issued 5,000,000 Common Shares at the issue price of $0.000001 per share (valued at $0.10 per share) to NADR and agreed to pay NADR US$150,000 in cash (of which US$25,000 has been paid and the balance payable upon the listing of the Company's shares on a North American stock exchange). See "The Business of the Company – Acquisition of Wilco Property". The Company, NADR and a third party later agreed to cancel 2,500,000 of the 5,000,000 Common Shares originally issued to NADR.

Prior to assigning the Wilco Property to the Company, NADR paid Newmont US$43,981.50 as reimbursement for Newmont's expenses in maintaining the property.

RELATIONSHIP BETWEEN COMPANY AND AGENT

The Company is not a 'related issuer' or a 'connected issuer' to the Agent within the meaning of the Canadian Securities Administrators' National Instrument 33-105 – Underwriting Conflicts.

AUDITOR, TRANSFER AGENT, AND REGISTRAR

The auditor of the Company is Hay & Watson, Chartered Accountants, 1822 West 2nd Avenue, Vancouver, British Columbia, Canada, V6J 1H9. The transfer agent and registrar of the Company is Pacific Corporate Trust Company, 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, the only contracts which the Company has entered into or assumed since its incorporation and which can reasonably be regarded as material to the Company are as follows:

1. Wilco Agreement made effective as of December 15, 2005 between Newmont and the Company (as assigned to the Company by NADR). See "The Business of the Company – Acquisition of Wilco Property".

2. Assignment Agreement dated for reference as of April 20, 2006 between the Company and NADR with respect to the assignment of NADR's interests in the Wilco Agreement to the Company. See "The Business of the Company – Acquisition of Wilco Property".

3. Agreement dated June 1, 2007 (the "Investor Relations Agreement") between the Company and Buick Group Corp. ("Buick Group") pursuant to which Buick Group has agreed to provide strategic advisory services to the Company in order to facilitate awareness of the Company in the marketplace. In consideration for Buick Group's services, the Company has agreed to pay Buick Group the amount of $7,500 per month and grant Buick Group stock options to acquire up to 300,000 Common Shares at an exercise price of $0.50 per share, which options will be granted on the closing of the Offering. The Company shall reimburse Buick Group all expenses incurred on behalf of the Company. The Investor Relations Agreement is in effect for 12 months and may be renewed or extended by the parties in writing, subject to either party's right to terminate the agreement upon 30 days' written notice to the other party.

4. Escrow Agreement dated June 13, 2007 among the Company, the Company's principals and Pacific Corporate Trust Company. See "Escrowed Securities".

5. Agency Agreement dated for reference June 19, 2007 between the Company and the Agent. See "Plan of Distribution".

6. Warrant Agreement between the Company and Pacific Corporate Trust Company, as warrant agent in respect of the Warrants to be issued as part of the Units under the Offering, to be entered into on or before the completion of the Offering. See "Description of Securities Distributed - Warrants".

Copies of the above agreements may be examined during the course of distribution of the securities qualified hereunder and for a period of 30 days thereafter at the Company's head office located at #1740 – 1177 West Hastings Street Vancouver, British Columbia, Canada V6E 2K3.

EXPERTS

Certain legal matters in respect of this Offering will be passed upon at the closing of this Offering on behalf of the Company by Koffman Kalef LLP and on behalf of the Agent by McCullough O'Connor Irwin LLP. As at the date hereof, the partners and associates of Koffman Kalef LLP, as a group, and the partners and associates of McCullough O'Connor Irwin LLP, as a group, beneficially hold, directly or indirectly, options to purchase less than 1% of the outstanding Common Shares and hold no other securities of the Company.

As of the date hereof, to the Company's knowledge, none of the directors, officers, principals and associates of Global Geological Services Inc., Mine Development Associates, Inc., Geoffrey Goodall, P. Geo., Steven Ristorcelli, P. Geo. or Paul Tietz, C. P. Geo., own beneficially, directly or indirectly, or exercise control or direction over, any of the outstanding Common Shares.

Hay & Watson, Chartered Accountants, are the Company's auditors and such firm has prepared an opinion with respect to the Company's financial statements as at and for the financial year ended December 31, 2006. Hay & Watson is independent in accordance with the Rules of Professional Conduct as outlined by the Institute of Chartered Accountants of British Columbia.

OTHER MATERIAL FACTS

There are no other material facts relating to the securities being qualified for distribution hereunder which have not been disclosed elsewhere in this prospectus.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in the provinces of British Columbia, Alberta and Ontario provide purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or damages if the prospectus and any amendment contain a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal advisor.

AUDITOR'S CONSENT

We have read the prospectus (the "Prospectus") of Rye Patch Gold Corp. (the "Company") dated June 21, 2007 relating to the issue of up to 8,000,000 units of the Company. We have complied with Canadian generally accepted standards for an auditor's involvement with an offering document. We consent to the use in the Prospectus of our report to the directors of the Company on the balance sheets as at March 31, 2007 and December 31, 2006 and the statements of operations and deficit and of cash flows for the three months ended March 31, 2007 and the period from April 13, 2006 to December 31, 2006 . Our report was dated June 8, 2007, except for Note 12 which is as of June 14, 2007.

"Hay & Watson"
Chartered Accountants
Vancouver, British Columbia

June 21, 2007

RYE PATCH GOLD CORP.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

For the period from April 13, 2006 to December 31, 2006, and the interim period ended March 31, 2007

(Audited)

Hay & Watson CHARTERED ACCOUNTANTS

AUDITORS' REPORT

To the Directors of
Rye Patch Gold Corp.

We have audited the consolidated balance sheets of Rye Patch Gold Corp. as at March 31, 2007 and December 31, 2006 and the consolidated statement of operations and deficit and of cash flows for the three months ended March 31, 2007 and the period from incorporation, April 13, 2006 to December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements presents fairly, in all material respects, the financial positions of the Company as at March 31, 2007 and December 31, 2006 and the result of its operations and its cash flows for the periods then ended in accordance with Canadian generally accepted accounting principles.

Hay + Watson

Chartered Accountants
Vancouver, British Columbia
June 8, 2007, except for Note 12, which is as of June 14, 2007

1822 West 2nd Avenue, Vancouver, B.C. V6J 1H9 • Tel: (604) 732-1466 Fax: (604) 732-3133

Statement 1

Rye Patch Gold Corp.

(An Exploration Stage Company)

Consolidated Balance Sheets

(Audited)

		March 31, 2007		December 31, 2006
				Restated (Note 3)
ASSETS				
Current				
Cash	$	**241,267**	$	574,443
Accounts receivable		**5,218**		3,957
Due from related party *(Note 8c)*		**22,259**		10,960
Prepaid expenses		**56,590**		56,063
		325,334		645,423
Capital assets *(Note 4)*		**71,275**		75,014
Mineral properties *(Notes 3 and 5)*		**472,921**		599,992
Deferred financing costs *(Note 8a)*		**78,930**		10,485
	$	**948,460**	$	1,330,914
LIABILITIES				
Current				
Accounts payable and accrued liabilities	$	**50,984**	$	41,663
Due to related parties *(Notes 8b and 8d)*		**37,179**		5,300
		88,163		46,963
SHAREHOLDERS' EQUITY				
Share capital *(Note 6)*		**1,406,337**		1,338,219
Share subscriptions		**-**		280,000
Contributed surplus *(Note 6)*		**92,512**		60,275
Deficit *(Statement 2)*		**(638,552)**		(394,543)
		860,297		1,283,951
	$	**948,460**	$	1,330,914

Continuing operations *(Note 1)*

Subsequent events (*Note 12)*

ON BEHALF OF THE BOARD:

"Joe Kajzso"
____________________________, Director

"William Howald"
____________________________, Director

– See Accompanying Notes –

Rye Patch Gold Corp.

Statement 2

(An Exploration Stage Company)

Consolidated Statements of Operations and Deficit

(Audited)

		For the three months ended March 31, 2007		From April 13, 2006 (incorporation) to December 31, 2006 Restated (Note 3)
Mineral property operations *(Note 5)*				
Mineral property expenses				
Acquisition costs of abandoned properties	$	-	$	31,310
Exploration costs		59,431		152,586
Loss from mineral property operations		59,431		183,896
Other operations				
Revenue				
Interest income		2,209		9,302
Recovery of administrative overhead		1,060		-
		3,269		9,302
Administrative expenses				
Accounting and audit *(Note 8b)*		15,000		32,500
Amortization		5,203		2,501
Insurance		6,902		5,701
Investor relations		-		3,985
Legal fees *(Note 8a)*		6,172		18,167
Office and administration		22,658		34,486
Rent		18,875		26,515
Stock-based compensation		32,238		55,423
Travel		5,146		10,577
Wages and bonuses *(Note 8d)*		75,653		30,094
		187,847		219,949
Loss from other operations		184,578		210,647
Net loss for the period		244,009		394,543
Deficit – beginning of period, previously reported		(994,535)		-
Capitalization of mineral property acquisition costs *(Note 3)*		599,992		-
Deficit – beginning of period, restated		394,543		-
Deficit – end of period	$	638,552	$	394,543
Loss per share – basic and fully diluted	$	0.03	$	0.03
Weighted average number of shares outstanding – basic and fully diluted		19,892,556		15,113,744

- See Accompanying Notes –

Rye Patch Gold Corp.

(An Exploration Stage Company)

Consolidated Statements of Cash Flows

(Audited)

		For the three months ended March 31, 2007		From April 13, 2006 (incorporation) to December 31, 2006 Restated
CASH RESOURCES PROVIDED BY (USED IN)				
Operating activities				
Net loss for the period	$	**(244,009)**	$	(394,543)
Items not involving cash				
Amortization		**5,203**		2,501
Stock-based compensation		**32,238**		55,423
Changes in non-cash working capital items				
Accounts receivable		**(1,261)**		(3,957)
Prepaid expenses		**(527)**		(56,063)
Accounts payable and accrued liabilities		**9,321**		41,663
Due from and to related parties		**(20,580)**		(5,660)
		(178,455)		(360,636)
Investing activities				
Purchase of capital assets		**(1,464)**		(77,515)
Purchase of mineral properties		**(122,930)**		(99,992)
		(124,394)		(177,507)
Financing activities				
Shares issued for cash		**319,940**		845,969
Share subscriptions		**(280,000)**		280,643
Deferred financing costs		**(68,445)**		(10,485)
Share issue costs		**(1,822)**		(3,541)
		(30,327)		1,112,586
Net increase in cash		**(333,176)**		574,443
Cash – beginning of period		**574,443**		-
Cash – end of period	$	**241,267**	$	574,443
Supplemental non-cash information				
Mineral property acquisition paid in shares		**-**		500,000
Reduction in mineral property acquisition paid in shares		**(250,000)**		

- See Accompanying Notes -

1. Continuing operations

The Company was incorporated under the British Columbia Business Corporations Act on April 13, 2006.

The Company is an exploration stage company and is engaged principally in the acquisition and exploration of mineral properties. The recovery of the Company's investment in its mineral properties is dependent upon the future discovery, development and sale of minerals, or the sale of these properties, and the ability to raise sufficient capital to finance these activities.

These consolidated financial statements have been prepared on the basis that the Company is a going concern. This presumes that the Company will continue operations for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. The ability of the Company to continue as a going concern is dependent on obtaining additional financing through the issuance of common shares. These consolidated financial statements do not reflect the adjustments or reclassifications necessary if the Company were unable to continue operations.

2. Significant accounting policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, which include the following significant policies:

Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Rye Patch Gold US Inc. (individually and collectively, the Company).

Use of estimates

The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the these financial statements, and the reported amount of revenues and expenses during the period. Actual results may differ from these estimates.

Environmental expenditures

The operations of the Company have been, and may be, affected by changes in environmental regulations, including those relating to future reclamation and site restoration. The likelihood of new regulations and their overall effect upon the Company are unknown and unpredictable. The Company plans to meet and, if possible, surpass standards set by legislation, by applying technically proven and economically feasible measures. Environmental expenditures relating to ongoing environmental and reclamation programs will be charged against earnings as incurred, or capitalized and amortized, depending on their future economic benefits, over the estimated remaining life of the related business operation, net of expected recoveries. These costs will be recognized when the ultimate liability is reasonably determinable. Management's estimate of reclamation and restoration costs has not been included in these consolidated financial statements as the amount is not material.

2. Significant accounting policies – *continued*

Mineral properties (Note 3)

The Company accounts for its mineral property interests by capitalizing the costs of acquisition, by property, and by expensing to operations the costs of exploration as they are incurred. Sale and option proceeds received will be credited against the capitalized acquisition cost of the related interests, with any excess being credited to operations. Gains or losses will not be recognized on the partial sale or disposition of interests, except when a significant disposition of reserves has been made. Future exploration and development costs will be capitalized for a property when the existence of a mineral reserve on that property has been established. The net capitalized costs will be charged to future operations using the unit-of-production method based on estimated recoverable reserves on the property after commercial production on the property commences. Acquisition costs related to sold or abandoned properties will be written off at the time the decision to sell or abandon a property is made.

The Company reviews the carrying value of its mineral property interests whenever events or changes in circumstances indicate that carrying values may exceed estimated net recoverable amounts. This is determined by comparing the carrying value to estimated future operating results and undiscounted cash flows. An impairment loss is recognized when the carrying value of those assets exceeds their estimated fair value and is not recoverable.

Capital assets

Furniture, equipment, and leasehold improvements are recorded at cost and amortized over their estimated useful life. The Company records amortization on a declining balance basis for equipment and furniture, and on a straight-line basis for leasehold improvements. The amortization rate is reduced by one-half in the years of acquisition and disposal, except in the case of leasehold improvements.

The amortization rates are:

Computer equipment	45%
Computer software	100%
Office furniture and equipment	20%
Leasehold improvements	20%

Prepaid expenses

Prepaid expenses consist predominantly of prepaid rent and insurance premiums.

2. Significant accounting policies – *continued*

Foreign currency translation

The Company's reporting currency is the Canadian dollar. The Company's subsidiary is financially and operationally integrated with the Company, and its financial statements are translated into Canadian dollars using the temporal method. Under this method, foreign currency transactions are translated into Canadian dollars as follows:

- monetary assets and liabilities at the rates of exchange prevailing at the balance sheet dates;
- non-monetary assets and liabilities at the applicable historical exchange rates; and
- revenues and expenses at the average rates of exchange during the period, other than depletion and amortization which is translated at historical rates.

The resultant foreign exchange gains and losses are included in the loss determination for the period.

Deferred financing costs

Deferred financing costs represent the cost of the initial public issue of common shares (Note 11). These costs will be charged against the related proceeds from the sale of shares once the initial public offering is complete.

Income taxes

The Company accounts for future income taxes using the asset and liability method. Under this method, future tax assets and liabilities are determined, using enacted or substantially enacted income tax rates at each balance sheet date, based on the differences between financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences) and losses carried forward. When the future realization of income tax assets does not meet the test of more likely than not, a valuation allowance is recognized.

Share capital

Share capital issued for non-monetary consideration is recorded at an amount based on fair value of the shares on the date of issue.

Stock based compensation

From time to time, the Company grants options to directors, officers, consultants and employees to purchase common shares. The Company accounts for its stock-based compensation plan using the fair-value method. Compensation costs, equal to the fair value of the options on the date of grant, are recognized in operations, with an offsetting credit to contributed surplus, for stock options granted to employees and directors over the period during which the related options vest. Compensation costs are recognized in operations, with an offsetting credit to contributed surplus, for options granted to non-employees based on the fair value of the options at the date granted. Consideration paid upon exercise of stock options, along with the applicable amount of contributed surplus, is credited to share capital.

2. Significant accounting policies – *continued*

Financial instruments

The fair value of cash, accounts receivable, accounts payable, and amounts due from and to related parties, approximate their fair value due to their short term nature.

The Company is subject to currency risk as a result of fluctuating exchange rates. The Company raised funds in Canadian dollars and incurs certain expenses in currencies other than the Canadian dollar, particularly with the US dollar as most of its exploration activities are in US dollars.

The Company does not believe it is subject to any significant concentration of credit risk as cash is placed with major financial institutions.

Loss per share

Basic loss per share is computed by dividing the net loss for the period by the weighted average number of common shares outstanding during the reporting period. Diluted loss per share is computed using the treasury stock method. This method recognizes the proceeds that could be obtained if the options and warrants were exercised, and assumes that the proceeds would be used to purchase common shares at the average market price during the period. If the result is anti-dilutive, diluted loss per share is the same as basic loss per share.

Future accounting changes

In April 2005, the Canadian Institute of Chartered Accountants issued two new accounting standards: Handbook section 1530, Comprehensive Income, and Handbook section 3855, Financial Instruments - Recognition and Measurement. These sections are effective for fiscal years beginning on or after October 1, 2006. These new standards require certain financial assets and liabilities to be measured at fair value and establish a new measure of income, comprehensive income, to represent the change in net assets other than changes attributable to transactions with the Company's shareholders. The Company has not yet adopted these new standards and expects to do so prior to the required adoption date. The Company is currently assessing the implications of the new accounting standards on their consolidated financial statements.

3. Accounting changes

In contemplation of the policies of the TSX Venture Exchange and the British Columbia Securities Commission, the Company determined during the three months ended March 31, 2007, that the following changes were required:

1. The Company's accounting policies were changed from expensing all costs of acquiring and exploring mineral properties as they were incurred, to capitalizing the costs related to the acquisition of properties and expensing exploration costs as incurred. As required by generally accepted accounting principles, this change was accounted for retroactively and mineral property acquisition costs of $599,992 incurred during the period ended December 31, 2006 were capitalized as at December 31, 2006 and the deficit at that date was reduced by the same amount.

2. The 5,000,000 common shares issued for the acquisition of the Wilco property (Note 5a) was reduced to 2,500,000 common shares on March 30, 2007, as 2,500,000 common shares were surrendered for cancellation at that date (Note 6e). The deemed issue value of these outstanding shares remained at $0.10 per share (Note 6b).

3. The number of common shares issued on incorporation was reduced from 6,000,000 to 3,000,000 on March 30, 2007, as 3,000,000 common shares were surrendered for cancellation at that date (Note 6e). The subscribers of these common shares also agreed to increase the consideration paid for these shares by paying an additional $39,940 on March 30, 2007 (Note 6).

4. Capital assets

	Cost	Accumulated amortization	Net book value as at March 31, 2007	Net book value as at December 31, 2006
Computer equipment	$ 15,137	$ 2,230	$ 12,907	$ 13,275
Computer software	2,101	741	1,360	1,500
Office furniture and equipment	43,211	3,807	39,404	41,709
Leasehold improvements	18,530	926	17,604	18,530
	$ 78,979	$ 7,704	$ 71,275	$ 75,014

5. Mineral properties

Expenditures on mineral properties from the period from incorporation to December 31, 2006, and for the three months ended March 31, 2007 were:

	Wilco - Newmont Property (Note 5a)	Coal Canyon Property (Note 5b)	Gold Ridge Property (Note 5c)	Other	Total Restated
Acquisition costs					
Initial acquisition costs (Note 6b)	$ 507,900	$ -	$ -	$ 25,244	$ 533,144
Holding costs	50,903	-	-	6,066	56,969
Staking	5,172	22,130	13,887	-	41,189
Total acquisition costs	563,975	22,130	13,887	31,310	631,302
Exploration expenditures					
Geological	126,830	123	3,887	16,834	147,674
Geochemical	460	-	-	-	460
Geophysical	2,115	-	-	-	2,115
Overhead	120	-	-	-	120
Travel and accommodation	1,373	844	-	-	2,217
Total exploration expenditures charged to operations	130,898	967	3,887	16,834	152,586
Properties abandoned and charged to operations	-	-	-	48,144	48,144
Total expenditures on active properties, December 31, 2006	$ 694,873	$ 23,097	$ 17,774	$ -	$ 735,744
Acquisition costs					
Acquisition costs as at December 31, 2006	$ 563,975	$ 22,130	$ 13,887	$ -	$ 599,992
Initial acquisition costs	41,023	-	-	-	41,023
Reduction in initial acquisition costs (Notes 3 and 6h)	(250,000)	-	-	-	(250,000)
Holding costs	2,172	49,140	30,594	-	81,906
Total acquisition costs	357,170	71,270	44,481	-	472,921
Exploration expenditures					
Geological	50,770	3,540	4,325	796	59,431
Total expenditures charged to operations for the period ended March 31, 2007	$ 50,770	$ 3,540	$ 4,325	$ 796	$ 59,431

5. Mineral properties - *continued*

a) Wilco - Newmont Property

On December 15, 2005, North American Diversified Resources Corporation (NADR) and Newmont Mining Corporation (Newmont), the lessor of the property, entered into a Mining Lease and Sublease agreement (the Agreement) on the Wilco Property claims. On April 20, 2006, NADR assigned its rights and interests under the Agreement to the Company.

In consideration of this assignment, the Company issued 4,500,000 shares to NADR and 500,000 shares to a third party identified by NADR (Notes 6b and 6h) These shares were valued at $500,000 (Note 3). Neither party was related to the Company at the time of the acquisition. The Company has also agreed to pay NADR US$150,000 within four days of listing of its shares on the TSX Venture Exchange (the Exchange), of which US$25,000 was prepaid on January 8, 2007.

Under the Agreement, the Company is obligated to make the following minimum expenditures on this property:

		Amount
By December 15, 2007	US$	600,000
By December 15, 2008		100,000
By December 15, 2009		500,000
By December 15, 2010		1,800,000
	US$	3,000,000

The Company is obligated to spend the first US$600,000 on the property even if it terminates the Agreement. If the Company does not make the requisite expenditures, during any period ending on an anniversary date, the Company will pay Newmont, 150% of the deficit, in cash, within 30 days of that date, if the Company wishes to retain its interest. Beginning on December 15, 2011, the sixth anniversary of the Agreement, and each anniversary date thereafter, the Company is obligated to pay Newmont, an annual rent of US$84,714 in cash within 30 days after each anniversary date, if at least US$500,000 was not spent on the property in the preceding anniversary year. This annual rent will fluctuate with the Consumer Price Index.

The Company is also obligated to pay the owner of certain mining claims a net smelter return (NSR) of between 2% and 5% (calculated based on the monthly price of gold), and advanced royalty payments of US$15,000 annually until 2012, and US$20,000 every year thereafter, on certain portions of the property.

Newmont may enter into a joint venture agreement with the Company at any time up to the date that is 120 days after the Company delivers a feasibility study to Newmont. If a joint venture commences, Newmont may spend US$15,000,000 on the property by the 8th anniversary date of this agreement (Phase I Earn-In Expenditures). Newmont's initial interest in the joint venture will be 60%, and the Company's interest will be 40% if Newmont makes the required expenditures. Newmont will earn an additional 10% interest if it notifies the Company within 90 days of completing the Phase 1 Earn-in Expenditures, and by spending an additional US$5,000,000. If a joint venture commences, the Company will not be required to make any further minimum expenditures on the property. If Newmont does not exercise the joint venture option, elects not to proceed with the joint venture after the joint venture agreement is signed or fails to complete the Phase 1 Earn-in Expenditures, then Newmont will sell its interest in the property to the Company for US$2,000,000, which may be partially payable in shares of the Company, at the discretion of the Company (Note 11). Newmont's interest in the

5. Mineral properties - *continued*

a) Wilco - Newmont Property - *continued*

property will then be reduced to an NSR of 2% to 5%, calculated on a sliding scale depending on the price of gold at the time of production, in respect of gold, silver and platinum group metals production and a 3.5% NSR in respect of all other mineral production. The Newmont NSR will be offset by any other existing underlying NSRs, to a minimum of 2%. A portion of the property is also subject to a 2% NSR payable to Western States Minerals Corporation.

The Company may terminate the Agreement at any time after it has spent the first US$600,000, and upon 60 days notice. Newmont may terminate the agreement on 60 days notice if the Company defaults on any of its obligations.

In December 2006, the Company acquired another nine mining claims to add to the Wilco-Newmont property in Pershing County, Nevada, by way of staking. The Company owns 100% of these claims.

On March 21, 2007, the Company signed a letter agreement with H&M Mining, Inc. to lease the Valley View mining claim, Pershing County, Nevada. The initial lease is for 20 years, subject to the Company's option to extend the lease for a further two twenty year periods. An NSR of 1% to 3%, depending on the price of gold at the time of production, is payable in respect of mineral production. All minimum payments made, and NSRs paid, can be applied to the option purchase price of US$1,000,000. The Company is obligated to make the following minimum payments on this claim:

		Amount
Initial payment (Note 12)	US$	10,000
By March 21, 2008		15,000
By March 21, 2009		20,000
By March 21, 2010		25,000
By March 21, 2011		40,000
By March 21, 2012 and every year thereafter		40,000

b) Coal Canyon Property

In August 2006, the Company acquired, through staking, 204 Lode Mining Claims in Pershing County, Nevada. The Company owns 100% of these claims.

c) Gold Ridge Property

In November 2006, the Company acquired, through staking, 127 Lode Mining Claims in Pershing County, Nevada, by way of staking. The Company owns 100% of these claims.

6. Share capital

Authorized: unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

Issued and fully paid:	Number of common shares		Amount		Contributed surplus
Issued for cash on incorporation (Note 6a)	6,000,000	$	60	$	-
Issued for mineral property interests (Note 6b)	5,000,000		500,000		-
Issued for private placements, net of share issue costs of $3,541 (Note 6c)	8,417,000		838,159		4,209
Stock-based compensation	-		-		55,423
Share subscriptions	-		-		643
Balance as at December 31, 2006	19,417,000		1,338,219		60,275
Issued for private placements, net of share issue costs of $1,822 (Note 6d)	700,000		278,178		-
Shares cancelled (Notes 3 and 6e)	(5,500,000)		-		
Additional consideration paid for principals' founders' shares (Notes 3 and 6f)	-		27,445		-
Additional consideration paid for non-principals' founders' shares (Notes 3 and 6g)	-		12,495		-
Reduction in deemed value of shares issued for mineral property interest (Notes 3 and 6h)	-		(250,000)		-
Stock-based compensation	-		-		32,237
Balance as at March 31, 2007	14,617,000	$	1,406,337	$	92,512

a) On April 13, 2006, the Company issued 6,000,000 common shares at a price of $0.00001 per share to its founders (Notes 3, 6e, 6f and 6g).

b) During the period ended December 31, 2006, the Company issued 5,000,000 common shares for the Wilco property (Notes 3, 5a and 6e) at an issue price of $0.000001 per share. In accordance with generally accepted accounting principles, these shares were valued at $0.10 per share on the basis of the private placement made by the company (Note 6c and 6h).

c) On July 31, 2006, the Company closed a private placement for $841,700, consisting of 8,417,000 common shares at a price of $0.10 per share.

d) On January 22, 2007, the Company closed a private placement for 700,000 common shares at a price of $0.40 per share.

e) On March 30, 2007, 5,500,000 shares were surrendered for cancellation. 2,500,000 were related to the mineral property interests; 2,750,000 were for founders' shares issued to principals of the Company; and 250,000 were for founders' shares issued to non-principals of the Company.

6. Share capital - *continued*

f) Principals of the Company paid an additional $27,445 for their founders' shares, such that each share was issued at a price of $0.01.

g) Non-principals of the Company paid an additional $12,495 for their founders' shares, such that each share was issued at a price of $0.05.

h) The cancellation of one-half of the shares issued for the mineral property interest necessitated a corresponding reduction of one-half of the deemed value of the shares issued for that property.

Stock options

Effective September 5, 2006, the Company adopted a stock option plan. Under this plan, the Company may grant up to 10% of its outstanding common shares to its directors, officers, employees and consultants. The exercise price of the share purchase options will be no less than the closing price of the shares on the Exchange on the business day immediately before the date of granting the option, unless the Exchange permits discounts, or allows some other minimum exercise price. Options will expire five years from the date granted.

	Number of shares	Weighted average exercise price
Granted and outstanding, December 31, 2006	1,040,000	$ 0.40
Granted during the period (Note 12)	450,000	0.40
Outstanding , March 31, 2007	1,490,000	$ 0.40

			Options outstanding		Options exercisable	
Expiry date	Exercise price	Number of options	Weighted average exercise price	Weighted average remaining contractual life (years)	Number of options	Weighted average exercise price
October 12, 2011	$ 0.40	1,040,000	$ 0.40	4.54	260,000	$ 0.40
January 19, 2012	$ 0.40	250,000	$ 0.40	4.81	62,500	$ 0.40
March 14, 2012	$ 0.40	200,000	$ 0.40	4.96	50,000	$ 0.40
				4.64	372,500	

6. **Share capital** - *continued*

Stock-based compensation

The weighted average grant-date fair value of stock options granted during the period was $0.40.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model, recognizing forfeitures as they occur, using the following weighted average assumptions:

	2007	2006
Risk-free interest rate	3.99-4.08 %	4.08 %
Expected volatility	90 %	90 %
Expected years of option life	5 years	5 years
Expected dividends	$Nil	$Nil

During the three months ended March 31, 2007, under the fair-value-based method, $32,238 (2006 - $55,423) in stock-based compensation expense was recorded in the consolidated statements of operations for the options vested during the period.

7. **Income taxes**

The Company's future income tax assets and liabilities are as follows:

	March 31, 2007	December 31, 2006
Future income tax assets		
Tax loss carry-forwards	$ 65,000	$ 51,000
Valuation allowance	(65,000)	(51,000)
Net future income tax assets	$ -	$ -

A reconciliation of the provision for recovery of income taxes is as follows:

	Period ended March 31, 2007	Period ended December 31, 2006 Restated
Loss before income taxes	$ 234,445	$394,543
Statutory tax rate	34.1%	34.1%
Recovery of income taxes based on combined Canadian and provincial statutory tax rates	$ 110,600	$ 134,500
Deduct:		
Effect of lower tax rates in foreign jurisdictions	(800)	(1,000)
Current period losses not recognized	(65,000)	(51,000)
Amounts not deducted for tax purposes	(44,800)	(82,500)
Future income tax recovery	$ -	$ -

7. **Income taxes** - *continued*

At December 31, 2006, the Company has non-capital losses for income tax purposes of approximately $150,000 that may be used to offset future taxable income. These losses, if not utilized, will expire in 2026.

8. **Due from and to related parties**

Related party transactions are recorded at the exchange amount as agreed to by the parties, as follows:

a) During the period ended March 31, 2007, the Company incurred deferred financing costs relating to the IPO (Note 11) of $35,944, share issue costs of $1,822, and legal fees of $3,965 from a legal firm of which the Corporate Secretary is a partner. As at March 31, 2007, $37,179 (December 31, 2006 - $Nil) was owing to this firm. These amounts were subject to normal trade terms.

b) During the period ended March 31, 2007, the Company incurred accounting and administrative fees of $15,000 from a company of which the Chief Financial Officer is the President and a director. As at March 31, 2007, $Nil (December 31, 2006 - $5,300) was owing to this company. This amount is subject to normal trade terms.

c) During the period ended March 31, 2007, the Company incurred $22,259 (December 31, 2006 - $10,960) for rent and administrative expenses on behalf of a company with directors in common. As of March 31, 2007, $22,259 (December 31, 2006 - $10,960) was owed by this company. This amount is subject to normal trade terms.

d) On March 30, 2007, the Company paid a bonus of $25,000 each to a company controlled by its President, and to a company controlled by its Chairman, for services provided to the Company from its inception. As of March 31, 2007, $NIL (December 31, 2006 - $NIL) was owed to these individuals. This amount is subject to normal trade terms.

9. **Commitments**

a) The Company has commitments under operating leases for its premises in Vancouver, British Columbia, for approximate annual rent of $93,000 from October 1, 2006 until December 31, 2011, and in Reno, Nevada, for a minimum monthly rent of US$2,070 until July 31, 2009. Another company that has directors in common with the Company will reimburse the Company one-half of the rental on the Vancouver office (Note 8c).

i) The holder of 1,000,000 of the Company's common shares is entitled to receive 2% of the number of common shares it originally purchased for no additional consideration if the Company's shares are not listed for trading on a North American stock exchange by July 31, 2007, and an additional 2% for no additional consideration every 30 days thereafter, to a maximum of 150,000 shares, until the Company's common shares are listed for trading on a North American stock exchange.

10. Operating segment information

The Company operates in one industry segment within two geographical areas, Canada and Nevada, United States.

The following table shows the capital assets attributable to each operating segment:

	March 31, 2007	December 31, 2006
Canada	$ 47,462	$ 49,294
Nevada, United States	23,813	25,720
	$ 71,275	$ 75,014

The mineral properties are held solely in the Nevada, United States segment.

11. Contingency

As disclosed in Note 5, if Newmont does not exercise the joint venture option by the 120th day of receipt of a feasibility study from the Company, elects not to proceed with the joint venture after the joint venture agreement is signed or fails to complete the Phase 1 Earn-in Expenditures, it will be obligated to sell its interest in the property to the Company for US$2,000,000, which may be partially payable in shares of the Company at the discretion of the Company.

12. Subsequent events

On April 5, 2007, the Company made the initial payment of US$10,000 due to H&M Mining, Inc.

On April 11, 2007, the Company filed a preliminary prospectus in connection with its initial public offering (Offering) to the British Columbia, Alberta and Ontario securities commissions and to the Exchange. The Company is offering 8,000,000 units of the Company (Units) at $0.50 per Unit, for aggregate gross proceeds of $4,000,000. Each Unit consists of one common share of the Company and one-half of one transferable common share purchase warrant (Warrant). Each whole warrant is exercisable to purchase one additional common share (Warrant Share) of the Company at a price of $0.75 per Warrant Share for two years following the issuance date of the related warrant. The Company has entered into an agency agreement with Pacific International Securities Inc. (the Agent) dated for reference June 19, 2007. The Agent will be paid a commission (Commission) equal to 7% of the gross proceeds of the Offering, a corporate finance fee of $25,000 plus GST (Fee), and its expenses in connection with the Offering. $12,500 plus GST of the Fee has been paid to the Agent and is non-refundable, and a deposit of $20,000 toward the Agent's expenses was also paid. The Agent may elect to receive the Commission and the Fee in cash or, in whole or in part, in Units at a deemed issue price of $0.50 per Unit. The Company will also grant the Agent a non-transferable compensation option to purchase that number of common shares equal to 9% of the total number of Units sold under the Offering at a price of $0.50 per common share for a period of two years from closing of the Offering. The Company has also granted the Agent an option, exercisable by the Agent by giving the Company written notice not less than 48 hours prior to closing of the Offering, to increase the size of the Offering by an additional 2,000,000 Units.

On May 7, 2007, the Company closed a private placement for 668,867 common shares at a price of $0.45 per share, raising a total of $300,990.

12. Subsequent events - *continued*

On June 1, 2007, the Company entered into an investor relations agreement with Buick Group Corp. (Buick Group). The Company has agreed to pay Buick Group $7,500 a month for its services, and will grant Buick Group stock options to acquire up to 300,000 common shares at an exercise price of $0.50 a share. These options will be granted on the closing of the Offering. The Company will also reimburse Buick Group all expenses incurred on behalf of the Company. This agreement is for a initial period of 12 months and may be renewed or extended. Either party may terminate the agreement upon giving 30 days notice.

On June 14, 2007, 650,000 stock options granted to two directors of the Company were repriced from an exercise price of $0.40 to $0.50 each.

CERTIFICATE OF THE COMPANY

DATED: June 21, 2007

The foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the Securities Act (British Columbia), Part 9 of the Securities Act (Alberta), and Part XV of the Securities Act (Ontario) and the respective regulations thereunder.

"William C. Howald"	*"Mark T. Brown"*
WILLIAM C. HOWALD Chief Executive Officer	MARK T. BROWN Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS

"Charles Russell"	*"Jonathan Challis"*
CHARLES RUSSELL Director	JONATHAN CHALLIS Director

CERTIFICATE OF THE PROMOTERS

DATED: June 21, 2007

The foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the Securities Act (British Columbia), Part 9 of the Securities Act (Alberta), and Part XV of the Securities Act (Ontario) and the respective regulations thereunder.

"Joe Kajszo"	*"William C. Howald"*
JOE KAJSZO	WILLIAM C. HOWALD

CERTIFICATE OF THE AGENT

DATED: June 21, 2007

To the best of our knowledge, information and belief, the foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the Securities Act (British Columbia), Part 9 of the Securities Act (Alberta) and Part XV of the Securities Act (Ontario) and the respective regulations thereunder.

PACIFIC INTERNATIONAL SECURITIES INC.

"Bert Quattrociocchi"

BERT QUATTROCIOCCHI
Executive Vice President

END